FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press release dated July 18, 2007, "CN posts 2007 Investor Fact Book and corporate safety and environmental report on company website".

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 18, 2007	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

North America’s Railroad

NEWS RELEASE

     CN posts 2007 Investor Fact Book and corporate
safety and environmental report on company website

MONTREAL, July 18, 2007 — CN (TSX: CNR)(NYSE: CNI) announced today the availability of two new publications on its website – the 2007 Investor Fact Book, and a corporate social responsibility report on the company’s safety and environmental initiatives.

CN’s 2007 Investor Fact Book is available on the Investors section of its website, www.cn.ca/investors. The Fact Book provides extensive information on the company’s franchise, business model, outlook, and financial and operating performance. Printed copies can be obtained from CN Investor Relations, 935 de La Gauchetiere Street West, 16th floor, Montreal, Que., H3B 2M9.

CN also posted on the website its first integrated report on the company’s 2006 safety and environmental initiatives. Called Delivering Responsibly, the on-line report describes how CN operations, the safety of its employees, its communities and the environment are fundamentally intertwined. The report is based on the Global Reporting Initiative, which provides an internationally accepted framework for sustainability reporting. The report is available at: http://www.cn.ca/about/delivering_responsibly/en_delivering_responsibly.shtml. An abbreviated PDF version is available on the website for downloading and printing.

CN – Canadian National Railway Company and its operating railway subsidiaries –spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects there may be continued weakness in certain segments of the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 quarterly consolidated financial statements and MD&A, for a summary of major risks.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media & Eastern Region	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

All financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). Canadian National Railway Company, together with its wholly-owned subsidiaries, is sometimes referred to as “the Company,” “Canadian National,” or ”CN.“

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws.

Except for historical information, certain statements contained in the 2007 Investor Fact Book may be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Implicit in these statements is the assumption that while the Company expects a moderate slowdown in the North American economy in the near term, positive economic conditions in North America and globally will continue. This assumption although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the following: general economic and business conditions, which may impact demand for the Company’s services; changes in, or compliance with government regulations (especially environmental laws and regulations); and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the U.S. including the Company’s 2006 annual information form and annual report, filed with Canadian securities regulators and on Form 40-F with the U.S. Securities and Exchange Commission. This 2007 Investor Fact Book has been filed with the various securities regulators in each of the provinces of Canada and submitted on a Form 6-K with the U.S. Securities and Exchange Commission.

Ticker symbols CNR Toronto Stock Exchange

CNI New York Stock Exchange

2 0 0 7

C N   I n v e s t o r   Fa c t   B o o k

Table of Contents

2	Letter from the President	47	Investor focus
			Managing energy costs
4	Financial & statistical highlights		Capital expenditures
			The right people
6	Company profile		Regulatory environment
			Corporate citizenship – safety & the environment
7	System map		Corporate governance
			Shareholder value
8	Timeline since privatization		Rewarding shareholders

9	Precision railroading	65	Financial & statistical data

10	Premium service offering	73	CN’s executive council

12	Density map	76	Glossary

14	Sales, Marketing, & Service	78	Shareholder & investor contact information
	CN’s ports – global trade gateways
	Alberta oil & gas development
	Intermodal
	Grain & fertilizers
	Coal
	Forest products
	Automotive
	Petroleum & chemicals
	Metals & minerals

1	CN Investor Fact Book

Welcome to the 2007 edition of the CN Investor Fact Book. Over the years, this book has proven to be an invaluable source of information about CN for investors, or anyone else with a strong interest in the CN story. The Fact Book describes CN’s unique precision railroading model, our unparalleled North American franchise, our global reach via a unique tri-coastal port network, and our continued pursuit of sustainable, profitable growth.

     In 2007, CN will further its commitment towards continuous improvement and innovation, beginning with the most important asset that distinguishes us from our competition: our people. We are adding to our innovative development programs, which already include our “Railroad MBA” and our “Hunter Camps,” with the introduction of a Railroad Certification program. Over the next 12 to 18 months, we will teach and qualify over 2,000 managers as conductors or engineers. This will allow the majority of CN’s management team to see first-hand the core of our operations, as well as the day-to-day experiences and challenges of some of our front-line employees. We know that this hands-on program will further improve the skills and the passion of our already exceptional team of railroaders.

     We will continue to support our precision railroading model, which has helped to propel us to the top of the industry. We will continue to improve the productivity of our yard network with the extension of SmartYard and other initiatives. We will continue to sweat our assets and achieve greater efficiency. And, we will do it with a constant, intense focus on safety. The productivity story is not over.

     CN also has ambitious plans to grow the business. With service that continues to set the standard, we’re growing market share with existing customers, and attracting new ones. We’re also leveraging our unique tri-coastal port network and capitalizing on growing global trade. CN has great expectations for the Prince Rupert container terminal. Once it’s open for business, the terminal will become a new gateway for traffic moving between Asia and the huge consuming population of the U.S. Midwest.

connecting North America with the world

2	2007

     At the same time, we're responding to growing customer demand for integrated transportation solutions by broadening the scope of our non-rail service offering. CN this year created CN Worldwide North America, a new operating entity charged with managing, integrating, and growing CN's non-rail services including warehousing, distribution, customs services, and truck brokerage. These services will help generate new rail opportunities; market share increases with existing rail business, and backhaul opportunities throught the Port of Prince Rupert to Asia. Combined with our unique port network and our solid North American franchise, we are providing local markets with a global reach.

     CN has a proven record of delivering the goods, year in, year out, and we fully intend to continue to prove our business model, our operating philosophy, and our ideas. Our prospects for 2007 and beyond are exciting. I invite you to explore them in greater detail in the pages that follow.

E. Hunter Harrison
President and Chief Executive Officer

3	CN Investor Fact Book

Financial & statistical highlights

Financial highlights

unaudited

$ in millions, except per share data, or unless otherwise indicated

	2004	(1)	2005	2006

Financial results
Revenues (2)	$6,769		$7,446	$7,929
Operating income	2,168		2,624	3,030
Adjusted net income (3)	1,258		1,556	1,810
Adjusted diluted earnings per share (3)(5)	2.17		2.77	3.40
Weighted-average number of
shares diluted (millions) (5)	579.7		562.2	534.3

Financial ratios (%)
Operating ratio (2)	68.0		64.8	61.8
Debt to total capitalization	35.7		35.5	36.3

Other information
Dividend per share (5)	$0.39		$0.50	$0.65
Net capital expenditures	1,072		1,180	1,298
Free cash flow (4)	1,025		1,301	1,343

(1)	Includes the former Great Lakes Transportation LLC’s railroads and related holdings (GLT) and the former BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	The Company reclassified certain operating expenses incurred in non-rail transportation services, which were previously netted with these related revenues.
(3)	Adjusted to exclude items affecting the comparability of results. See Appendix B for a reconciliation of non-GAAP measures.
(4)	See Appendix B for a reconciliation of non-GAAP measures.
(5)	Reflects the two-for-one stock split effective February 28, 2006.

4	2007

Statistical highlights

unaudited

	2004	(1)	2005	2006

Route miles (includes Canada and the U.S.)	19,304		19,221	20,264
Carloads (thousands)	4,578		4,841	4,824
Gross ton miles (millions)	332,807		342,894	352,972
Revenue ton miles (millions)	174,240		179,701	185,610
Employees (average for the year)	22,470		22,246	21,685
Employees (end of year)	22,679		21,540	21,811
Diesel fuel consumed (U.S. gallons in millions)	391		403	401
Average price per U.S. gallon ($ per U.S. gallon) (2)	$1.30		$1.72	$2.13

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	Includes the impact of the Company’s fuel hedging program.

5	CN Investor Fact Book

CN is the only rail network on the North American continent to connect three coasts – the Pacific, the Atlantic, and the Gulf of Mexico. Through a series of marketing alliances, interline agreements, co-production arrangements and routing protocols, CN customers have access to all three NAFTA nations. Most recently, through a series of other strategic initiatives, customers now have enhanced access to an expanding range of international opportunities in an increasingly global marketplace.

     Some of these recent initiatives include the acquisition of short lines in Alberta to help oil sands operators meet growing demand for energy; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary; the start-up of CN WorldWide North America, which will expand the scope of CN’s existing warehousing, distribution and other non-rail capabilities; and the opening of the new Prince Rupert, BC intermodal facility in autumn 2007 – well positioned for increasing trans-Pacific trade.

     These latest developments are characterized by the same smooth, flawless, step-by-step integration that customers experienced following CN’s acquisitions of Illinois Central in 1999, Wisconsin Central in 2001, and Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail in 2004. CN gives shippers more options and greater reach in the expanding markets for north-south and international trade.

     CN’s business strategy is guided by five core principles: providing good service, controlling costs, focusing on asset utilization, committing to safety, and developing people. The Company continues to innovate to improve its products, its ability to sell them, and its customer support capability. CN’s efforts to increase speed, efficiency and reliability through the execution of its precision railroading concept are ongoing and never-ending.

     The Company’s revenue is derived from movements of a balanced mix of goods between diverse origins and destinations. This product and geographic diversity enhances CN’s capacity to withstand economic challenges, as well as its ability to capitalize on revenue-growth opportunities. In 2006, no one commodity group in CN’s business mix accounted for more than 24 per cent of its freight revenues.1 From a geographic standpoint, CN is equally well diversified. In 2006, approximately 32 per cent of revenues came from transborder traffic, 25 per cent from offshore traffic, 23 per cent from Canadian domestic traffic, and 20 per cent from U.S. domestic traffic.2

     CN originates approximately 87 per cent of the traffic moving along its network. This enables the Company to capitalize on service advantages and build on opportunities to efficiently use assets.

     CN currently employs about 21,700 people and operates approximately 20,300 route miles of track. In 2006, the Company generated record performances on a number of fronts: $7.9 billion in revenue1, just over $1.3 billion of free cash flow 3, and an operating ratio of 61.8 1 per cent, representing a 3 point improvement compared to 2005. At the same time, this is over 15 points better than the average of other North American Class I railroads, and more than 10 points better than CN’s nearest competitor’s operating ratio.4

CN Commercialization Act
 The Company was privatized in 1995. The privatization transformed CN from a government Crown Corporation into an investor-owned company. As required by the CN Commercialization Act, there is a 15 per cent limit on ownership of the Company’s common shares by any holder alone or together with associates.

1.	Adjusted to reflect the Company’s reclassification of certain operating expenses incurred in non-rail transportation services. These expenses were previously netted with their related revenues. This reclassification was completed in the first quarter of 2007.
2.	Revised to reflect final destinations.
3.	See Appendix B for a reconciliation of non-GAAP measures.
4.	Based on publicly available information.

6	2007

1.	Adjusted to reflect the Company’s reclassification of certain operating expenses incurred in non-rail transportation services, which were previously netted with these related revenues.
2.	Revised to reflect final destinations.

7	CN Investor Fact Book

Timeline since privatization

November 1995 Privatization of CN

February 1998 Illinois Central acquisition announced

April 1998 CN and Kansas City Southern announce a 15-year marketing alliance

July 1999 Acquisition of Illinois Central

December 1999 CN/BNSF proposed combination announced

July 2000
CN/BNSF announce termination of efforts related to proposed combination agreement, following announcement of the U.S. Surface Transportation Board’s (STB’s) 15-month moratorium on rail-merger applications

January 2001 Announcement of Wisconsin Central acquisition

October 2001 Acquisition of Wisconsin Central

October 2003 Announcement of GLT acquisition

November 2003 Announcement of BC Rail transaction

May 2004 CN closes GLT acquisition

July 2004 CN closes BC Rail transaction

2007

8	2007

Precision railroading

CN's superior business model

Quality Service
Top-line Growth
Precision Railroading
Low Incremental Cost
Customer Value

CN’s precision railroading initiatives play a big part in the Company’s industry-leading operational efficiency and productivity. Precision railroading is an evolution of scheduled railroading, a concept that CN pioneered in the North American railroad industry when it introduced its service plan in 1998. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule.

     Precision railroading focuses clearly on what matters most to the customer – the carload and the customer’s shipment, rather than the train itself. That same focus also exerts a strong influence on the development – and continuous improvement – of every CN process that affects delivery. As a result, the discipline to make things run like clockwork permeates the entire CN organization.

     The best way to create value for shareholders is to create value for customers. CN’s customers are benefiting from precision railroading’s reduced transit times and improved consistency. For CN’s customers, the Company’s precision railroading means better service, reduced inventory and capital requirements, reduced need for private fleets, and cost competitiveness with other transportation modes.

     For CN, the quality of service afforded by the trip plan has led to market share gains, revenue growth, and an industry-low operating ratio. With precision railroading, CN is more competitive and more reliable – with better cost control and improved asset utilization, both on the network and in its yards.

9	CN Investor Fact Book

While CN transports commodities, its product offering is not sold like a commodity. CN provides a premium transportation service to customers and prices accordingly. The Company’s service principle is quite simple: “to do what we say we’ll do.” Shippers value CN’s quality service because it allows them to better plan their own production schedules and inventory levels, reduce distribution costs, and deal reliably with their own customers. This high-quality service offering is driven by precision railroading and continuous refinement of the Company’s service plan – and all of this within a culture of disciplined execution. Quality service opens up new markets for CN and its customers – particularly in those areas where the railroad industry historically had not been fully competitive with the truck mode. These new opportunities – driven by CN’s enhanced service offering – enable the Company to grow its top line through market-share gains and improved yields with higher quality revenues. Lower costs, better asset utilization, increased fluidity and additional capacity are just some of the other related benefits of CN’s premium service offering.

Continuous improvement
 Trip Plan Compliance and Car Velocity are just two of the key statistics used at CN – important measures of service performance and network velocity.

     CN continues to strive to consistently exceed 90 per cent for Trip Plan Compliance. In 2006 the Company achieved 89 per cent for this measure – moving closer to its target.

     Car Velocity is an average-speed calculation – expressed in car miles per car day – of the car movements from time of release at one location to time of arrival at destination or interchange location. In 2006, velocity improved by 10 per cent to 171 car miles per car day over the comparable figure for 2005. The Company is targeting further improvements in 2007.

Acquiring higher-quality assets
 CN implemented an aggressive locomotive-renewal program several years ago to continuously improve fuel efficiency and service reliability. The program includes the remanufacture of older units – and the purchase of new locomotives.

     Over the past six years, CN has invested heavily in new, more reliable locomotives. The reliability of these new units helps to strengthen the Company’s ability to provide improved service by reducing failures and bad orders. At the same time, these new units are about 15 per cent more fuel-efficient than their predecessors, and comply fully with the latest regulatory requirements for reduced locomotive exhaust emissions. Since 2000, CN has purchased more than 200 new, more fuel-efficient locomotives. The newest additions to the fleet – a total of 60 engines purchased from 2005 to 2006 – comply with U.S. EPA limits, resulting in approximately 40 per cent less nitrogen oxide emissions compared to unregulated locomotives.

*Owned and leased at end of year

10	2007

Getting the most from existing assets
 There is a strong drive for enhanced asset utilization across the entire CN network. In Western Canada, CN is extending sidings and double-stack clearances on its B.C. North line to accommodate container traffic from Prince Rupert. The Company is also adding new siding capacity between Winnipeg and Chicago.

     In Memphis – a key CN operating hub, the Company is reconfiguring its Johnston Yard switching facility. This strategic effort will result in a more efficient layout, positioning the yard to handle future traffic growth in the region quickly and efficiently.

     CN has also developed SmartYard, another asset utilization initiative. This powerful information-technology tool reduces dwell time and improves yard productivity – while supporting the demands of precision railroading. The Company implemented SmartYard on a pilot basis at Toronto’s MacMillan Yard in 2005 – and is now expanding the concept to other yards.

Railroad industry partnerships
– routing protocols
CN continues to lead the industry with its ongoing identification and implementation of efficiencies to further improve service for North America’s – and the world’s – shippers. CN’s continued expansion of its routing protocol effort has been a major initiative for the Company and the industry. CN currently has routing protocol agreements with BNSF Railway Company (BNSF), CSXT, Norfolk Southern Railway (NS), Union Pacific Railroad (UP), Kansas City Southern Railway (KCS) and Canadian Pacific Railway Company (CP).

     Routing protocols serve to reduce rail-freight costs industry-wide by placing traffic on the most efficient routing – regardless of ownership. The result is a structured plan to direct rail traffic flows through the most efficient interchange locations in order to improve both transit times and asset utilization – thereby making the most efficient use of capacity.

     Customers can now reach key markets in Canada, the U.S. – and beyond – more efficiently, thanks to increased traffic velocity, reduced number of handlings, shortened routes, and the use of less congested gateways.

– co-production
 Co-production arrangements, like routing protocols, are designed to increase efficiencies and improve service by optimizing the use of current industry infrastructure while maintaining shippers’ competitive options.

     CN’s first entry into co-production arrangements was with CP in 2000. To improve service to the Port of Vancouver, CN and CP developed an agreement to jointly increase capacity on key sections of track in the Vancouver area. This improved the fluidity of rail operations over existing infrastructure. CN and CP subsequently entered into another agreement to improve railway transit times and asset utilization in British Columbia, Alberta and Ontario. In 2004, CN signed an agreement with CP and NS – providing CN customers in Quebec and the Maritimes with quicker access to important eastern U.S. markets.

     In January 2006, CN reached a number of new agreements with: BNSF – covering key locations where networks interact, including Vancouver, Chicago, and Memphis to southern Illinois; CP – improving the fluidity of rail operations in British Columbia’s Lower Mainland, resulting in enhanced customer service and increased growth potential for Pacific Gateway ports and terminals; and CSXT – involving CN’s movement of CSXT traffic to and from Sarnia, ON and CSXT connections in Buffalo, NY, and Toledo, OH.

11	CN Investor Fact Book

12	2007

13	CN Investor Fact Book

Sales, Marketing, & Service

CN's ports – global trade gateways
Alberta oil & gas development
Intermodal
Grain & fertilizers
Coal
Forest products
Automotive
Petroleum & chemicals
Metals & minerals

14	2007

CN’s precision railroading model is the foundation of the Company’s industry-leading operational efficiency and productivity. The Company places great importance on the focus that precision railroading allows it to give to each individual customer shipment. For CN’s customers, precision railroading means better service, reduced inventory, better asset utilization and cost competitiveness with other modes of transport.

     CN’s Sales, Marketing and Service departments are committed to the provision of the highest levels of customer service. More than ever, CN’s Sales force is focused on increasing market share with existing customers, and bringing new customers onto the rails. Supporting the Sales effort is the Company’s competitive service plan, integrated eCommerce systems and tools, and an extensive network of complementary services – including transloading, warehousing and truck brokerage.

     The Company’s Marketing department is focused on ensuring that CN has the right product to sell. That means making sure that CN is easy to do business with – from fair pricing to car ordering to billing. It also means ensuring that CN has the right capacity – equipment and infrastructure, service reliability – from door-to-door, and the right access – beginning with the Company’s core franchise, including its unique access to ports on all three North American coasts.

     The Company’s Service group works to improve customer satisfaction and improve organizational efficiency by developing lasting solutions to repetitive service issues. The Service department is also freeing up time for the Sales force – allowing them more time to work with customers on new opportunities.

     With its transportation-solution approach to customers and its industry-leading service plan, CN is helping its customers reduce their overall transportation costs. In doing so, the Company is attracting new customers, and steadily increasing its market share with existing ones.

15	CN Investor Fact Book

16	2007

CN’s ports – global trade gateways

CN is the only rail network on the North American continent to connect three coasts – the Pacific, the Atlantic and the Gulf of Mexico.

     CN’s ports – providing effective entry and exit points to the vast North American market – are a key resource for customers interested in capitalizing on increasing global trade. CN customers benefit from the Company’s experience, expertise, and dedication to customer service. In addition, CN’s state-of-the-art communications technology and excellent working relationships with customs officials ensure the swift movement of freight across North America’s borders.

     CN’s tri-coastal network includes ports on the Pacific (Vancouver, Prince Rupert and Kitimat, BC), the Atlantic (Halifax, NS; Saint John, NB; Quebec City and Montreal, QC), and the Gulf of Mexico (Mobile, AL; Gulfport, MS; and New Orleans, LA). When combined with the Company’s extensive North American franchise, including its network of transload and distribution facilities, intermodal services, trucking services, marketing alliances, and interline agreements, CN’s ports are truly the gateway to global trade.

Canada
United States
Mexico
Pacific Ocean
Atlantic Ocean
Gulf of Mexico
Europe
Panama Canal
Prince Rupert*
Kitimat
Prince George*
Edmonton
Saskatoon
Calgary
Vancouver
Winnipeg
Thunder Bay
Duluth
Superior
Escanaba
Sault Ste. Marie
Minneapolis/St. Paul
Green Bay
Neenah
Toronto
Sarnia
Arcadia
Sioux City
Omaha
Detroit
Chicago
Buffalo
Conneaut
Pittsburgh
East St. Louis
Cincinnati
Memphis
Jackson
Baton Rouge
Mobile
Pascagoula
New Orleans
Gulfport
Quebec
Montreal
Moncton
Halifax
Saint John
Ports served by CN
Ports served by CN, with intermodal service
Cities with CN intermodal terminals
* Autumn 2007 opening

17 | CN Investor Fact Book

spotlight

Prince Rupert

Prince Rupert – already a key terminal for bulk exports (including the movement of coal through Ridley Terminals Inc. and grain through Prince Rupert Grain Ltd.) – is positioned to become North America’s newest West Coast intermodal gateway.

     The Port of Prince Rupert intermodal terminal, scheduled to open in autumn 2007, is strategically located to handle growing demand on one of the world’s busiest shipping corridors. The facility will be equipped with three super post-panamax cranes and will have a Phase I capacity of 500,000 TEUs (twenty-foot equivalent units). A potential phase II is projected to have a 2 million-TEU capacity by 2011.

     The Port of Prince Rupert offers many advantages for potential customers, including:

• Closest port to Asia by up to 58 hours sailing time

• No congestion

• Deepest harbor in North America – ability to accommodate 12,000-TEU superships

• Safest West Coast port in terms of navigational risk factors

• Closest port to open ocean, minimizing pilotage time

• Direct connection to CN’s high-capacity, congestion-free mainline

• Competitive transit times to the Chicago, Memphis and Detroit markets

New backhaul opportunities
 The new flow of imports through Prince Rupert provides an excellent opportunity for exporters to attain the shipping capacity they require for their Asian markets. CN’s North American franchise provides excellent access to Canada’s natural resource base, including grain and grain products and forest products. Additionally, CN has access to large U.S. supplies of recycled paper, cotton, and hardwood lumber.

18	2007

s development

Natural gas
Crude oil
Oil sands
Heavy oil
Kitimat
Grande Prairie
PEACE RIVER
Fort McMurray
ATHABASCA
COLD LAKE
Edmonton
Red Deer
Lloydminster
Calgary
Medicine Hat

CN is well positioned to serve Canada’s oil sands development
 Canada’s oil sands deposits in northern Alberta are second only to Saudi Arabia’s reserves. According to the Conference Board of Canada, industry will spend more than $100 billion on oil sands development, construction and upgrading over the next 10 years.

     For CN, those numbers add up to significant opportunity. The Company is well equipped to play a key role in the transportation, logistics, and transloading of steel, pipes, equipment, machinery, cement and other materials needed for oil sands infrastructure construction. These materials come from points throughout the vast CN network, and from overseas. There are other opportunities as well for CN, since materials and equipment are also needed for northern Alberta’s industrial development and expansion of surrounding residential and commercial areas. CN is uniquely positioned to capitalize on these opportunities, with its Alberta main line rail network located further north, close to the action.

19	CN Investor Fact Book

Alberta oil & gas development

Opportunity in the pipeline
 CN has been focused on oil and gas development opportunities for a number of years now. Crude oil prices have been driving the search for new energy sources, and also stimulating demand for wider, more efficient pipelines. Daily production is expected to at least triple over the next 10 to 15 years – while about 70 per cent of existing pipelines are already at capacity.

     Using those statistics, CN took a closer look at various pipeline initiatives, and then, in conjunction with the pipeline companies themselves, identified those projects with the greatest potential. The result is a five-year pipeline market plan, reinforced by a multifunctional CN commitment to make the Company the preferred logistics partner for this market. CN’s strong North American franchise, access to numerous ports, and key transload and distribution facilities position the Company to grow its oil and gas pipe-related business – whether from local North American suppliers or Asian imports.

Diluent – keeping it flowing
 The heavy crude, or bitumen, found in Alberta’s oil sands does not flow at normal temperatures and pressures. So transportation of this heavy crude through pipelines requires mixing with lighter condensate. This condensate, commonly referred to as diluent, is simply any mixture of relatively light hydrocarbons which remain liquid at normal temperatures and pressures.

     With the significant increase in oil sands production, diluent is in short supply in Alberta. In the second half of 2006, EnCana Corporation began importing diluent to the CN-served Kitimat terminal in northwestern British Columbia. CN then transports the diluent into Alberta by rail. Also in the second half of 2006, CN began rail shipments of diluent originating in Louisiana and Texas. Diluent will continue to be a key part of existing and future oil sands development. CN, with its West Coast ports and access to key suppliers in the Gulf Coast, is well positioned to capitalize on those opportunities.

In the heart of ‘Upgrader Alley’
 CN is initially investing approximately $30 million in the Fort Saskatchewan Oil and Gas Distribution Centre. The facility is situated within what has become known as ‘Upgrader Alley’ – named after the projects planned for the Sturgeon-Strathcona County areas near Edmonton. CN’s investment is designed to meet the transportation, storage and distribution needs arising from the burgeoning demand for steel and construction materials from oil sands and energy-related industry, and from the demand for petrochemical byproducts generated by these sectors.

     These new upgraders, estimated to cost a combined $20-billion over the next decade, are planned for Alberta’s industrial heartland, and all of them will be located near the new Fort Saskatchewan Oil and Gas Distribution Centre. The new center complements several of the new facilities in which CN has invested in this sector. These include CN’s Oil and Gas Services Centre (OGSC) which handles primarily pipe and long products; the Edmonton Distribution Centre (EDC), which handles other steel products; and the Edmonton Bissell CargoFlo, which handles methanol and similar products.

     CN also sees growth opportunities in many of the outbound commodities that will be produced at these upgraders once they are operational. These commodities include sulfur, petroleum coke, asphaltenes, LPGs, other derivatives, and in some cases low sulfur diesel fuel. Although shipments will not move for another few years, planning is already in progress, and CN is playing an increasingly important advisory role on the logistics, engineering and marketing fronts for these upgrader projects.

20	2007

21	CN Investor Fact Book

Intermodal

The Intermodal group consists of two main market segments: domestic and international.

     The domestic segment, which represented 48 per cent of the group’s revenues in 2006, transports consumer products and manufactured goods. This segment is made up of domestic Canada, domestic U.S., Mexico and transborder traffic, operating through both retail and wholesale channels. For the retail product, CN provides full door-to-door transportation with rail and trucking service. For the wholesale product, CN provides terminal-to-terminal train service to motor carriers, intermodal marketing companies, third-party logistics companies, and other transportation intermediaries.

     Consumer markets drive the domestic segment, with market growth generally tied to the economy. This market-driven offering is very competitive with the trucking industry, and focuses on truck-competitive, cost-effective service. CN Intermodal service offers a 24-hour advantage over its rail competition from central to Western Canada. At the same time, CN Intermodal is competitive with single truck driver service to the Winnipeg, Calgary, Edmonton and Vancouver markets. Additionally, CN is the only major rail service option east of Montreal. As a result of these service advantages, CN handles the majority of the Canadian wholesale customer base.

22	2007

Gate to Pad
CN Intermodal recently embarked on its Gate to Pad project - an extension of its successful reservation processes. With Gate to Pad, the goals are to streamline the gate process and increase the amount of traffic live loaded to rail. Just-in-time live loading reduces the time and cost of duplicate handling and storage, since the container or trailer is loaded directly from the truck chassis to the train - or vice versa.

As part of this project, CN will install its Automated Gate System (AGS) at Vancouver, Winnipeg and Toronto
in 2007. AGS is already in operation at Montreal and Edmonton.

AGS does more than just streamline the gate process. It also provides a higher level of security through the use of biometrics. This technology helps to confirm driver identity and provides a digital photographic record of unit
(trailer, container and chassis) condition.

Additionally, CN chassis RFID (radio frequency identification) tagging - launched on a pilot-project basis in
Toronto last year - will also help to increase gate throughput and control of CN-owned equipment.

     The international segment, which represented 52 per cent of Intermodal’s revenues in 2006, transports import and export container traffic on behalf of ocean-carrier companies. CN handles international freight through the ports of Vancouver; Montreal; Saint John, NB; Halifax and New Orleans. Through its U.S. rail connections at Chicago, Memphis, and Buffalo, NY, CN connects to U.S. East and West coast ports.

     The international segment is driven by North American economic and trade conditions. Key growth markets for the international segment have been between the ports of Vancouver, Halifax and Montreal and central Canada; and between the ports of Vancouver and Montreal and the U.S. Midwest.

Review
 For the year ended December 31, 2006, Intermodal revenues increased by $142 million, or 11 per cent compared to 2005. The increase was mainly due to freight rate increases; growth in international container traffic, primarily from Asia; and increased domestic movements, particularly to transborder markets and Western Canada. Partly offsetting these gains was the translation impact of the stronger Canadian dollar.

23	CN Investor Fact Book

Intermodal

Port of Halifax

Halifax is CN's gateway to and from Europe. It is also an increasingly compelling alternative to West Coast ports for the routing of con-tainerized products between China, the Indian subcontinent and North American markets via the Panama and Suez canals. As an example, Halifax is an estimated 1,850 nautical miles closer to Mumbai, India than the nearest existing West Coast port. Adjacent to Mumbai is the Jawaharlal Nehru Port which handled 3.3 million
TEUs (twenty-foot equivalent units) in its latest fiscal year - reflecting a year-over-year growth rate of 24 per cent. Trade between Canada and India has been increasing steadily, as has trade between the U.S. and India.

Halifax has one of the world's deepest harbors and has the required capacity for growth. Current port capacity is about 550,000 TEUs. With minimal additional investments, both terminals at the
Port of Halifax could potentially double their existing volume to more than 1 million TEUs annually.

CN's network reach and service package are major competitive advantages for Halifax. To prepare for rising import/export container traffic, CN is considering the development of a Halifax transload facility to transfer the contents of import containers directly into larger domestic 53-foot containers that the Company already has available in Halifax. This will produce a more efficient and cost-effective transportation service for shippers, and positions CN to capitalize on the expected increase in East Coast container volumes.

Outlook
 With the trucking industry’s driver shortages and rising fuel costs, conditions are favorable for the conversion of volumes from truck to Intermodal in all Canadian and U.S. domestic segments. The international segment is expected to continue to flourish as global trade increases. The anticipated opening of the Prince Rupert container terminal in autumn 2007 is a major growth opportunity in this segment. As a result of CN’s superior transit times, available network capacity and service focus, the Company is well positioned to grow in all segments.

     In 2007, CN will take delivery of 50 new 4,300-horsepower locomotives and more than 3,000 platforms destined for intermodal service. These additions to the fleet will allow CN to tap growth opportunities, including new international freight traffic to and from the intermodal terminal at the Port of Prince Rupert.

CN’s Intermodal terminals across Canada and the U.S. are strategically positioned to serve major urban areas, allowing the Company to deliver customers’ shipments to destinations across North America. CN also provides international reach to customers through the ports of Vancouver, Halifax, Montreal, New Orleans, and Saint John, NB.
Brampton (Toronto), Ontario	Montreal, Quebec
Calgary, Alberta	Memphis, Tennessee
Chicago, Illinois	Moncton, New Brunswick
Detroit, Michigan	Prince George, British Columbia*
Edmonton, Alberta	Prince Rupert, British Columbia*
Halifax, Nova Scotia	Saskatoon, Saskatchewan
Jackson, Mississippi	Vancouver, British Columbia
New Orleans, Louisiana	Winnipeg, Manitoba

* Expected to open in autumn 2007.

24	2007

25	CN Investor Fact Book

Grain & fertilizers

Grain
 The Grain and fertilizers commodity group is involved with the movement of grain, fertilizers, and other agricultural products, primarily in Western Canada and the U.S. Midwest. In 2006, about 61 per cent of Grain traffic moved by CN originated in Canada, and 39 per cent originated in the United States.

     Revenues from grain and processed grain products, which accounted for about 82 per cent of the total for this commodity group in 2006, are well balanced among three main segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn) and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans).

     In Canada, a large agricultural land base devoted to the cultivation of grain, oilseeds and specialty crops in Western Canada and a relatively small domestic market mean that the majority of grain production is exported, predominantly by rail. Crop production varies year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced, and crop yields. Grain exports also vary, affected by the size and quality of the crop produced, crop yields, international market conditions and foreign government policy.

     Key offshore markets for western Canadian grain include the Pacific Rim and the Middle East. Most western Canadian grain exported offshore is moved from a well-positioned system of high-throughput elevators on CN’s lines in the grain-growing areas of British Columbia, Alberta, Saskatchewan, and Manitoba to port terminal elevators that load vessels at Vancouver and Prince Rupert, BC; or Thunder Bay, ON. CN also moves western Canadian grain and grain products to eastern Canadian and U.S. Gulf ports for export, and to a variety of domestic receivers in Canada, the U.S., and Mexico.

     In the U.S., the CN rail system is well positioned in the heart of an important grain-producing territory. Four states where CN originates grain traffic – Illinois, Iowa, Michigan, and Wisconsin – normally produce, on average, 40 per cent of the corn and soybeans grown in the U.S. CN’s domestic grain movements include corn and soybeans from these states to large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry-feeder markets in the southeastern United States, which rely on corn for feed. CN also moves grain and grain products to major export facilities on the Mississippi River and the Gulf of Mexico.

     Some of the leading global agri-business entities have grain and oil-seed processing plants located on the CN system in Canada and the U.S. As a result, CN also participates in the movement of semi-processed grain products shipped to other receiver markets. Soybean and canola meal, corn gluten feed, barley malt, vegetable oils, corn syrups, and starches are some of the products moved by CN.

26	2007

Ethanol
Alternative fuel grown from the ground up

As part of its Alternative Fuels Strategy, CN is focused on the development of opportunities in the rapidly expanding ethanol market. Ethanol, made from renewable resources such as corn and wheat, is blended with gasoline to increase octane to make a cleaner burning fuel. This also works as a gasoline extender. Rail is the preferred transportation mode for ethanol, since the product absorbs moisture when it is transported by pipeline.

With its access to U.S. Midwest corn and western Canadian wheat, CN is well positioned to capitalize on growing North American demand for ethanol feedstocks. And, with its key connections to short lines and other Class I railroads, CN is efficiently placed to transport ethanol to the major consuming markets in both Eastern Canada and the U.S.

Canadian regulated grain
 Historically, Canadian government legislation has regulated certain defined rail movements of grain from Western Canada. This includes shipments by CN to terminals at Vancouver, Prince Rupert and Thunder Bay. Movements to West Coast ports for export to the U.S. for consumption are excluded. These regulated shipments are subject to a “revenue cap” which came into effect in August 2000. This established a maximum revenue entitlement that railways may earn from regulated grain movements in a given crop year. Every crop year, the Canadian Transportation Agency adjusts each railway’s base-year revenue figure for inflation, volume and average length of haul. Compared to the former process of maximum rate regulation, the “revenue cap” provides CN with greater commercial flexibility to set competitive freight rates that promote efficiency. In 2006, grain traffic subject to the “revenue cap” accounted for approximately 65 per cent of CN’s Canadian grain revenues and just under six per cent of its freight revenues.

Fertilizers
 Fertilizers and potash generate about 18 per cent of CN’s revenues from Grain and fertilizers. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centered primarily in Western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for western Canadian production. The majority of Canadian potash moves by rail to markets in the U.S. or to ports for export to overseas markets.

     In the United States, CN serves producers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. U.S. and Canadian fertilizer production is heavily affected by the price of natural gas that is a main raw material for most fertilizer production. Fertilizers produced offshore can compete with those produced in North America. CN is positioned to handle fertilizer imports through its IC RailMarine terminal at Convent, LA. This terminal facilitates the direct transfer of fertilizers from ocean vessels to railcars for distribution within the U.S. and Canada.

Review
 In 2006, revenues for Grain and fertilizers increased by 13 per cent, or $140 million, from 2005. The increase was mainly due to freight rate increases; higher shipments of U.S. corn mainly due to a larger harvest; stronger volumes of Canadian wheat due to a high quality crop; and increased shipments of canola. These gains were partly offset by the translation impact of the stronger Canadian dollar; decreased shipments of potash and other fertilizers due in part to soft North American market conditions, and decreased Canadian barley shipments.

27	CN Investor Fact Book

Grain & fertilizers

CN opens new
Edmonton Grain Distribution Centre CN's new Edmonton Grain Distribution Centre at Dunvegan Yard capitalizes on opportunities for the transfer of grain products in Edmonton in preparation for shipment to Asia. The strategically positioned new facility provides state-of-the-art, congestion-free container stuffing for grain products. CN manages the flow of grain and grain products from railcar or truck into containers, then moves them by rail directly to West Coast ports - including the Port of Prince Rupert beginning in autumn 2007.

Outlook
 According to Statistics Canada, Canadian farmers are expected to plant 58.3 million acres this year, up one million acres, or two per cent, from last year. Planting of canola is expected to be a record 14.8 million acres, up 11 per cent from last year, driven by increases in crush capacity in Western Canada and export growth resulting from its use in the growing bio-fuels industry. Increased acres of oats, barley, and specialty crops will come at the expense of wheat acreage, which is expected to drop 2.5 million acres, or nine per cent, compared to last year.

     The U.S. Department of Agriculture expected American farmers to plant 90.5 million acres of corn this spring, up 15 per cent from last year. This high demand is being driven by increased corn-based ethanol production. The key CN-served states of Illinois, Iowa and Wisconsin will continue to play a major role in supplying the demand for corn. Farmers in this region plan to increase corn acreage to 30.8 million acres, about 12 per cent more than last year.

28	2007

(1) Estimates Source; "Cereals and Oilseeds Review", Catalogue 22-007 and "Field Crop Reporting Series", Catalogue 22-002, Statistics Canada (http://www.statcan.ca)

(1) USDA April 10, 2007 estimates Source: U.S. Department of Agriculture.

(1) USDA April 10, 2007 estimates Source: U.S. Department of Agriculture.
29	CN Investor Fact Book

Coal

Overview
 Of the traffic moved by the Coal commodity group in 2006, 49 per cent originated in Canada and 51 per cent originated in the United States. Coal provided 86 per cent of revenues for this commodity group, and petroleum coke provided 14 per cent.

     CN’s Coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to both power utilities – primarily in Eastern Canada – and to West Coast ports for export. In the United States, shipments of U.S. thermal coal are transported from mines served in southern Illinois, or from western U.S. mines through interchange with other railroads, to major utilities in the Midwest and southeast United States.

     The Coal business also includes Canadian metallurgical coal, which is largely exported to steel makers through two coal terminals in the Vancouver area and one terminal at Prince Rupert. Reversing the recent trend of declining Canadian production, the strong market for metallurgical coal facilitated the opening of a new mine in 2006, as well as expansions of existing mines.

Review
 In 2006, Coal revenues increased by 14 per cent or $46 million, compared to 2005 revenues. The improvement was mainly due to metallurgical coal mine expansions in Western Canada, and freight rate increases. Partly offsetting these gains were a decline in CN shipments originating from U.S. coal mines; the translation impact of the stronger Canadian dollar; and the loss of export shipments of petroleum coke due to adverse market conditions.

Outlook
 CN’s outlook for coal shipments remains positive. Increasing steel consumption in China has created worldwide strength in the metallurgical coal market. The strong demand has supported metallurgical coal prices, which has led to improved production opportunities and new mine openings on CN lines. Thermal coal markets are also expected to remain strong as coal continues to be a cost-competitive option for utilities.

     CN’s focus in servicing the coal market is driven by asset utilization, which creates car capacity in a cost-effective manner. This basic premise enables CN to continue to provide its customers with cost-effective, reliable service. With industry-leading service and sufficient capacity in place, CN is well positioned to handle the increasing demand for Canadian coal.

30	2007

one to watch
Coal-to-liquid - alternative fuel
Made in the U.S.A.

CN's Alternative Fuels Strategy includes the transportation of coal-to-liquid (CTL) fuel.
In coal liquefaction, coal is converted to synthetic crude oil, which can supplement natural petroleum sources.

CTL fuel technologies are well established in the U.S., and have been improved over the last 30 years. What began as a government initiative to reduce dependence on foreign oil has flourished to become a viable commercial industry, especially in the Illinois Basin where coal reserves are abundant. Illinois Basin coal - with its high BTU content - is particularly well suited for
CTL applications. CTL fuel is cleaner than conventional coal and reduces nitrogen oxide and particulate emissions.

CN is well positioned to participate in this growth area, with direct service to a number of Illinois mines, direct rail access to major metropolitan markets, service to several Midwestern power plant destinations, and many rail-to-water transfer points.

31	CN Investor Fact Book

CN provides service to and from the following coal mines in Western Canada.

Canadian facilities

Coal mines		Coal type	Operator	Location	Destination (terminal)	Estimated annual production
1.	Bienfait	Thermal	Prairie Royalty and Mines Limited	Estevan, SK	Aitikokan and Thunder Bay, ON	1.0 million tonnes
2.	Burnt River	Metallurgical	Western Canadian Coal Corp.	Tumbler Ridge, BC	Ridley	0.7 million tonnes
3.	Cheviot	Metallurgical	Elk Valley Coal Corporation	near Cadomin, AB	Vancouver	2.0 million tonnes
4.	Coal Valley	Thermal	Coal Valley Resources Incorporated	near Robb, AB	Vancouver, Winniandy, Ridley	4.0 million tonnes
5.	Grande Cache	Metallurgical	Grande Cache Coal Corp.	Grande Cache, AB	Vancouver	1.0 million tonnes
6.	Willow Creek	Metallurgical	Falls Mountain Coal Inc.	Falls, BC	Vancouver, Ridley	1.0 million tonnes
(Pine Valley Mining)
7.	Trend	Metallurgical	Peace River Coal Inc.	Tumbler Ridge, BC	Ridley	0.7 million tonnes
8.	Wolverine	Metallurgical	Western Canadian Coal Corp.	Tumbler Ridge, BC	Ridley	2.4 million tonnes

Terminals		Operator	Location	Estimated annua lcapacity
1.	Neptune	Neptune Bulk Terminals	North Vancouver, BC	8 million tonnes
2.	Ridley	Ridley Terminals, Inc.	Prince Rupert, BC	12-24 million tonnes
3.	Thunder Bay	Thunder Bay Terminals, Ltd.	Thunder Bay, ON	11 million tonnes
4.	Westshore	Westshore Terminals	Greater Vancouver (Delta), BC	26 million tonnes

CN provides service to and from the following coal mines and terminals in the central U.S.

U.S. facilities

Coal mines		Coal type	Operator	Location	Destination (terminal)	Estimated annual production
9.	Crown III	Thermal	Freeman United	Farmersville, IL	Various power plants and	3 million tons
river terminals
10.	Galatia	Thermal	American Coal Company	Galatia, IL	Various power plants and	7.2 million tons
river terminals
11.	Pond Creek	Thermal	Williamson Energy	Dial, IL	Various power plants and	1.4 million tons
					river terminals	(4.5M tons expected by 2008)

Terminals		Operator	Location	Estimated annual capacity
5.	Cahokia	Cahokia Marine Service	Sauget, IL (via GWWR)	5 million tons
6.	Calvert City	Southern Coal Handling	Madisonville, KY (via PAL)	6 million tons
7.	CG&B	Consolidated Grain & Barge	Mound City, IL	3 million tons
8.	Cook	Cook Coal Terminal	Metropolis, IL	20 million tons
9.	Duquesne Wharf	Union Railroad	S.E. Pittsburgh, PA	8.5 million net tons
10.	GRT 1	Kinder Morgan Energy	Grand Rivers, KY (via PAL)	12 million tons
11.	GRT 2	Kinder Morgan Energy	Grand Rivers, KY (via PAL)	8 million tons
12.	IC RailMarine	IC Terminal Holdings	Convent, LA	3 million tons
13.	IEI	IEI Barge Services	East Dubuque, IL	1.7 million tons
14.	KCBX	KCBX	Chicago, IL	4.5 million tons
15.	McDuffie	Alabama State Docks	Mobile, AL	10 million tons
16.	P&C Dock	GLT	Conneaut, OH	11 milllion tons
17.	Williams Bulk	Alliant Energy	Williams, IA	0.6 million tons

Ramp		Operator	Location	Loading capacity
12.	Carbondale	Knight Hawk Coal	Carbondale, IL	1,000 tons per hour

32	2007

33	CN Investor Fact Book

Forest products

Overview
 CN is the largest carrier of forest products in North America. These commodities include lumber, panels, paper, woodpulp and other fibers such as logs, recycled paper and woodchips. In 2006, CN’s Forest products revenues were distributed as follows – lumber 34 per cent; fibers 31 per cent; paper 22 per cent; and panels 13 per cent.

     CN provides superior rail access to the western and eastern Canadian fiber-producing regions – among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. This network position, coupled with CN transload facilities, allows CN’s customers to take full advantage of the rail offering and extend their reach to new markets. CN is also the only North American railroad with access to the West, East and Gulf coasts. This unique advantage creates opportunities for CN’s customers to actively pursue growing forest products markets in Asia, South America, and Europe.

     Overall demand for forest products commodities is highly correlated with the general economic business cycle. Housing starts and renovation activities in the U.S. are the main drivers for lumber and panels traffic. Substitution of oriented strand board (OSB) for plywood in the structural panels segment has been on the rise since the early 70s. As a result, higher-cost plywood mills, primarily located in the U.S., are being replaced by state-of-the art OSB mills in both Canada and the U.S.

     North American demand for most paper grades is shrinking, with the newsprint sector being the hardest hit. The decline in newsprint consumption is driven largely by increased competition from alternate media sources, including 24-hour television news channels and the Internet.

     A rise in global trade of forest products is also changing supply and demand flows. For example, increasing worldwide consumption of paper and tissue products has led to an increase in overseas production capacity. Manufacturers in India and China – because of scarce domestic wood fiber supply – have been forced to import a significant amount of raw materials, primarily woodpulp and recycled paper, from Russia, North America and other fiber-rich regions.

     CN believes that its geographical advantages, unique tri-coastal access and product diversity tend to reduce the impact of market fluctuations. Furthermore, CN’s continued drive to improve service allows the Company to compete head-to-head with trucks and gain market share.

Developing new forest products markets
 With the increasing globalization of traffic flows and emergent product markets, CN is looking beyond the traditional forest products segments to new opportunities. The Company has taken an active role in the development of transportation options for three growth commodities: recycled paper, export logs and wood pellets.

34	2007

35	CN Investor Fact Book

Forest products

     Recycled paper, as an alternative to woodpulp, has many end uses, including garden mulch, consumer products packaging, and diapers. Over the last few years, environmental concerns have grown, as have landfill maintenance and development costs. At the same time, market demand in developing countries around the world, particularly China, has increased the value of waste paper. North America currently produces more than 55 million tons of waste paper annually, and it is estimated that improved waste paper recovery will add another 15 million tons to the total recycled paper stream over the next four to five years. The U.S. exports roughly eight million tons of its recovered paper to China. By 2008, this amount is expected to top 10 million tons. CN is ideally placed to move this traffic, with a strong network in the U.S. Midwest and access to ports on the West, East and Gulf coasts.

     In February 2007, the Russian government announced that it would steadily increase its export tax on logs over the next two years. The tax will rise from the current 6.5 per cent to 20 per cent in July 2007, and 80 per cent in January 2009. The objective is to stimulate domestic log processing. Since Russia accounts for more than 80 per cent of the logs imported into China, this development is expected to create unprecedented opportunities for Canada to export logs to China.

     Sawdust and wood chip residue from sawmills has now found its way into a new heat and energy source – wood pellets. Demand and production are driven by pressure for bio-energy solutions and greenhouse gas reductions. A significant portion of the world’s increasing wood pellet production comes from Canada – and much of that from British Columbia facilities. CN is playing a key role in helping producers get their pellets to markets around the world.

Mountain pine beetle infestation spreads to Alberta
Since 1994, as a result of mild winters, hot dry summers and a large quantity of mature lodgepole pine trees, British Columbia’s Interior has been subject to the most extensive mountain pine beetle infestation in the province’s recorded history. This has posed a significant threat to lodgepole pine stocks, with infestation covering an estimated eight million hectares (20 million acres) of B.C.’s 60 million hectares of forests.

36	2007

one to watch
CN captures share ofSouth American eucalyptus pulp traffic

North American hygiene products manufacturers are relying increasingly on supplies of eucalyptus pulp from South America as a key raw material in their toilet tissue and paper napkins. To capitalize on eucalyptus pulp's cost advantages, many of these North American producers count on CN, with its rail connections and well-equipped facilities at the port of Mobile, AL. Once the producers' pulp arrives at the port by ship, it is then loaded onto CN's 100-ton capacity rail cars and moved to paper plants in
Wisconsin and other Midwestern states - as well as in Ontario and Quebec. CN offers a big advantage over its competitors - a direct north-south configuration. Efforts to sell both producers and users on this and other CN advantages are paying off - projections call for a double-digit increase in eucalyptus carloads for 2007.

     Affected wood remains marketable for five to 15 years, depending on the severity of the infestation, after the tree has been killed. In order to salvage economic value from the damaged trees, the B.C. government has streamlined regulations to increase harvesting of infested timber. The total annual allowable cut for B.C. timber supply areas most affected was increased 27 per cent to 23.4 million cubic meters.

     In 2006, the pine beetle infestation spread into northwestern Alberta. The infestation had previously been contained primarily to parks, protected areas and private lands. Much of the new outbreak – located primarily north of Jasper National Park to Peace River between the B.C. border and Fox Creek – is found on land used by forest companies to harvest timber. Forest companies will, like their counterparts in neighboring B.C., step up efforts here to focus on areas already affected as well as those susceptible to infestation.

     With its track network in the heart of the pine beetle-affected area, CN has opportunities for volume growth. The Company’s continued capacity improvements place it in a strong position to move additional lumber, woodchips, OSB, logs and wood pellets related to the abundant supply of beetle-kill wood.

CN’s transload facilities: an extension of the rail network
 CN’s Forest Products Distribution Centre network includes strategically positioned transfer, warehousing and reload facilities that provide a number of value-added services to rail and non-rail-served shippers and receivers. This allows the Company to extend existing rail shippers’ market reach and enable non-rail-served shippers and receivers to benefit from rail transportation’s cost advantages.

     This network provides value-added services to CN customers:

• Positions products for just-in-time deliveries to markets outside their existing service areas.
 • Reduces or eliminates customers’ capital expenditures and corporate risk.
• Provides state-of-the-art transfer and transportation services.
• Reduces or eliminates customers’ need for on-site storage.
• Provides additional value through the Company’s expanding network of facilities.

Review
 For the year ended December 31, 2006, revenues for this commodity group increased by $5 million, remaining relatively flat when compared to 2005. The improvement was mainly due to freight rate increases and increased lumber shipments originating from Western Canada in the first half of the year. Largely offsetting these gains were the translation impact of the stronger Canadian dollar; reduction in pulp and paper shipments due to continued weak market conditions and related mill closures; and lower lumber shipments originating from Eastern Canada, driven particularly by mill closures in the fourth quarter of 2006.

37	CN Investor Fact Book

Forest products

Outlook
Housing starts and home renovation activities are expected to improve overall lumber demand as we move into 2008. CN is well positioned to handle the expected rebound in demand. Additionally, CN has already expanded its presence in new markets for recycled paper originating in the U.S., export logs originating in Western Canada, and new forest-products import opportunities originating in South America. CN-served Western Canadian producers continue to be some of the most cost-efficient mills in North America, and will continue to take advantage of new market opportunities for beetle-affected wood.

CN’s Guaranteed Car Order Program
Right car, right place, right time
Under this program, CN guarantees car delivery to the customer on an agreed-upon date and schedule. The customer agrees to load and prepare the cars for shipping by specified dates. The program allows CN to better forecast demand and car cycles. Guaranteed delivery of empty cars benefits shippers, receivers and CN.

The Clean Car Program
CN developed its Clean Car Program to improve railcar quality and availability for shippers, and to enhance railcar utilization for the Company and its customers. Defect-free empty cars released from Certified Unloaders are distributed directly to the next customers for loading. Railcar unloaders undertake to release railcars in clean condition for direct distribution, and to report any damages to a central CN location for repairs. CN then repairs any damaged railcars before they are sent to customers for the next loads.

CN Paper Platform
The CN Paper Platform reduces Forest products customers’ need for last-minute emergency shipments – with its estimated times of arrival for all shipments, explanations for significant transit-time changes, full intervention capabilities for off-schedule shipment management, and on-line service performance reports.

Meeting today's energy challenges - with wood pellets
  Wood pellets are typically made from sawmill shavings and sawdust.
  In the past, these byproducts were simply burned as waste. Now the residue is dried and compacted into a fine powder. Then, under high pressure and heat, the powder is turned into bullet-sized pellets that can be burned as a heat and energy source.

  Increasing demands for bio-energy solutions and greenhouse gas emission reductions are creating new opportunities for wood pellets.
  World production of wood pellets grew to 6.7 million tons in 2006.
  In Canada, a total of 23 plants produce slightly more than 1.2 million metric tonnes of wood pellets each year. The largest of these facilities are located in British Columbia.

  The Houston Pellet Limited Partnership, formed in 2006 by
  Canadian Forest Products Ltd., Pinnacle Pellet Inc., and the Moricetown
  Band, operates one of the newest of these plants, with a current annual capacity of 150,000 metric tonnes.

  The facility, located on the CN network at Houston, BC, has been operating at capacity since start-up in September 2006.

  Wood pellets have a wide range of end markets: including
European power plants that are converting from coal, and
individual consumers who use wood pellet stoves. Houston Pellet Limited Partnership serves both  of these segments.

38	2007

Automotive

Overview
 CN is a leading carrier of automotive products originating in the U.S. and Canada, as well as those imported from other countries through the ports of Halifax and Vancouver. The Company moves finished vehicles and parts throughout North America, providing access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi. CN also serves more than 20 vehicle-distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario.

     CN’s north-south positioning – with rail connections to all major carriers at various locations – offers automotive customers a number of routing alternatives between Canada, the U.S. and Mexico. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key hubs including Chicago, IL, and Buffalo, NY. CN also offers service beyond the Chicago gateway, extending its automotive reach to a variety of interchange locations including Salem, IL; Baton Rouge, LA; and Memphis, TN.

     More than 45 per cent of CN’s automotive traffic is transborder. With access to many plants in Ontario and Michigan, CN originates 86 per cent of its moves. In 2006, finished vehicles totaled 85 per cent of the commodity group’s revenues, while automotive parts made up the remaining 15 per cent.

Automobile distribution centers accessible by CN

Allied Systems	Delta, British Columbia
Annacis Auto Terminals	Delta, British Columbia
Calgary	Calgary, Alberta
Charny	Charny, Quebec
Corner Brook	Corner Brook, Newfoundland
Edmonton	Edmonton, Alberta
Flat Rock	Flat Rock, Michigan
Fraser Wharves	Richmond, British Columbia
Halifax	Eastern Passage, Nova Scotia
Jackson	Jackson, Mississippi
King Road	Woodhaven, Michigan
Lansing	Charlotte, Michigan
Moncton	Moncton, New Brunswick
Montreal	St. Laurent, Quebec
Regina	Regina, Saskatchewan
Saskatoon	Saskatoon, Saskatchewan
St. John’s	St. John’s, Newfoundland
Toronto	Concord, Ontario
Windsor	Windsor, Ontario
Winnipeg	Winnipeg, Manitoba
Woodhaven	Woodhaven, Michigan

39	CN Investor Fact Book

American Suzuki
a major new customer for CN

As American Suzuki expands its presence in North America, the vehicle manufacturer has come on board as a major new customer for CN. Employees from various CN departments pooled their resources in September 2005, when Suzuki began looking to develop a U.S. Midwest distribution facility. Suzuki's vision included the development of a distribution facility that would transport inbound vehicles by rail from its CAMI plant at Ingersoll, ON;
accessorize the inventoried vehicles; and then put those vehicles on railcars again for U.S.
distribution. CN's 15-acre compound in Woodhaven, MI was an ideal location to meet Suzuki's objectives. Though much of the rail infrastructure was already there, CN people ensured all the other critical components were in place to make this project a reality - everything from the acquisition of additional land, zoning approvals and construction permits; to the enlistment of contractors to refurbish and expand the facility.

Suzuki shipped the first loads of its new XL7 SUVs from Ingersoll to the Woodhaven site in
October 2006. On an annual basis, this opportunity represents approximately 7,000 additional carloads of vehicles for CN.

Review
 For the year ending December 31, 2006, revenues for the Automotive group decreased by $8 million or two per cent from 2005. The benefits of freight rate increases and higher shipments of import vehicles through CN-served ports were more than offset by the translation impact of the stronger Canadian dollar and reduced shipments from domestic producers, primarily driven by production declines.

     Toyota Canada awarded CN its Gold Performance Award, in recognition of the Company’s superior performance in delivering Toyota vehicles on time and damage free. CN transports thousands of Toyota vehicles across Canada.

Outlook
 Automotive manufacturers continue to invest in CN-served plants in Michigan and Ontario. During the fourth quarter of 2006, General Motors began production of its new Acadia and Outlook cross-over utility vehicles at its CN-served Delta Assembly Plant in Lansing, MI. Production of a third model, the Buick Enclave, is expected to begin in 2007. At the same time, Ford Motor Company began manufacturing its own cross-over utility vehicles - the Ford Edge and the Lincoln MKX, at its retooled Oakville, ON assembly plant. Finally, American Suzuki also began production of a new model, the XL7, at the CAMI facility in Ingersoll, ON. As a result of these initiatives, CN’s Automotive volume is expected to grow in 2007.

     The Company continues to work with its automotive customers to develop new opportunities to use CN’s rail network for vehicle and automotive-parts transportation.

40	2007

Car and truck models at CN-accessed assembly plants

Location	Manufacturer	Model

Canada
Ontario

Oshawa	GM	Chevrolet Impala
3 plants		Chevrolet Monte Carlo
Chevrolet Silverado
Buick LaCrosse / Allure
GMC Sierra
Pontiac Grand Prix

Ingersoll	CAMI	Chevrolet Equinox
Pontiac Torrent
Suzuki XL7

Oakville	Ford	Ford Edge
Lincoln MKX

St. Thomas	Ford	Ford Crown Victoria
Mercury Grand Marquis

Alliston	Honda	Acura CSX / MDX
Honda Civic
Honda Pilot
Honda Ridgeline

Cambridge	Toyota	Toyota Corolla
Toyota Matrix
Lexus RX350

United States
Michigan

Flint	GM	Chevrolet Silverado
GMC Sierra

Detroit	GM	Cadillac DTS
(Hamtramck)		Buick Lucerne

Orion	GM	Pontiac G6

Pontiac	GM	Chevrolet Silverado
GMC Sierra

Lansing (Grand River plant)	GM	Cadillac CTS / SRX / STS
Chevrolet SSR
(Delta plant)		Buick Enclave
GMC Acadia
Saturn Outlook

Rouge	Ford	Ford F-150
(Dearborn)		Lincoln Mark LT

Flat Rock	Auto Alliance Int.	Ford Mustang
Mazda6

Mississippi

Canton	Nissan	Nissan Altima
Nissan Armada
Nissan Quest
Nissan Titan
Infiniti QX56

41	CN Investor Fact Book

Overview
 CN’s Petroleum and chemicals commodity group includes a wide range of commodities, such as: chemicals (including methanol, ethylene glycol, caustic soda, and sulfuric acid); sulfur; plastics; petroleum products and liquefied petroleum gas (LPG).

     Overall, chemicals represented 40 per cent of the commodity group’s revenues in 2006, while plastics, liquefied petroleum gas products (LPGs), petroleum products, and sulfur made up the remaining 60 per cent. The primary demand for these commodities is within North America, although offshore markets have been growing. The performance of this commodity group is closely correlated with the North American economy.

     Most of the Company’s Petroleum and chemicals shipments originate in three key areas: northern Alberta, Eastern Canada (primarily Quebec and Ontario), and the Gulf of Mexico. Northern Alberta is Canada’s major center for natural gas feedstock and world-scale petrochemicals and plastics. It is also home to the oil sands development, which represents exciting opportunities for inbound (condensate/diluent) and outbound (ultra low sulfur diesel, sulfur) products as oil companies continue to increase development and production. From Eastern Canada, CN transports product from various regional plants to customers in Canada, the U.S., and to overseas markets. Finally, in the Gulf of Mexico, CN benefits from access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge.

     An extensive network of CargoFlo distribution facilities complements CN’s direct rail franchise and extends the Company’s reach. This network offers customers the economy of long-distance rail transportation with the flexibility of short-haul truck delivery.

Review
 Revenues for Petroleum and chemicals increased by seven per cent or $78 million in 2006 compared to the previous year’s revenues. The improvement was mainly due to freight rate increases; and increased shipments of condensate for

42	2007

oil sands-related development, as well as plastics and petrochemicals. Partly offsetting these gains were the translation impact of the stronger Canadian dollar, lower petroleum products shipments in the second quarter of 2006 due to a temporary refinery shutdown, reduced spot shipments of heavy fuel oils in Eastern Canada, reduced LPG shipments because of warmer weather, and a reduction in fourth quarter sulfur shipments due to inclement weather.

Outlook
 The Alberta oil sands development continues to be the major driver of western Canadian economic growth and represents significant opportunity for CN in 2007 and beyond. Recent years have seen strong shipments of Canadian dry sulfur, plastics and other chemicals to overseas markets, as well as imports through CN-served ports. CN, driven by its sales offices in Mexico, China and Europe, is working closely with importers and exporters of these products.

     Last but not least, CN is observing some market segment shifts. As North American production declines in some chemical segments, and offshore imports fill the void, CN is well positioned on North America’s three coasts to transport these imported products. For example, CN recently began handling condensate via the Port of Kitimat, BC; and caustic soda via the Port of Vancouver, BC. The Company has also increased the amount of methanol imports via Kitimat, BC; St. Rose, LA; and Limoilou, QC.

one to watch
Biodiesel - the renewable alternative fuel
Leveraging CN's franchise and market knowledge to increase the shipment of biodiesel by rail is just one part of the Company's Alternative Fuels Strategy.
Biodiesel is a clean-burning fuel produced from renewable resources such as vegetable oil (canola, soybean, palm, peanut, rapeseed), animal fats or waste greases. Biodiesel in its pure form (B100) is commonly blended with petroleum diesel or heating oil, resulting in an alternative fuel that is simple to use in almost any diesel engine, biodegradable, non-toxic and essentially free of sulfur and aromatics.
Popular in Europe for the past several years, biodiesel is now also gaining popularity in North America where production of this alternative fuel doubled in 2006 compared to 2005 levels. CN is ideally situated for biodiesel business, with its network extending into the U.S. Midwest and also across Western Canada. CN currently serves two biodiesel facilities in Iowa and continues to work on opportunities to serve additional facilities presently in various stages of development.

43	CN Investor Fact Book

Metals & minerals

Overview
 CN’s Metals and minerals commodity group is involved in the transportation of a diversified mix of products which includes non-ferrous metals, concentrates, steel, iron ore, construction materials, machinery and dimensional (large) loads.

     In 2006, steel represented 31 per cent of the commodity group’s revenues; non-ferrous metals and concentrates, 24 per cent; iron ore, 20 per cent; construction materials, 19 per cent; and machinery and dimensional loads, six per cent.

     CN serves customers that are leaders in all areas of the metals and minerals sector. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with CN transload and port facilities, allows the Company’s customers to take full advantage of the rail service offering and extend their reach to new markets.

     CN’s available capacity, and its ability to provide consistent and reliable service, put the Company in a solid position to convert metals and minerals truck traffic to rail. Mining, oil-and-gas development and non-residential construction are the key drivers for Metals and minerals. Mining activities drive shipments of concentrates, metals and machinery. Oil-and-gas developments drive shipments of pipes, structural steel, frac sand and dimensional loads. Finally, construction-sector growth drives shipments of aggregates, sand, cement, roofing granules, machinery, gypsum, aluminum, copper, and steel.

Review
 Revenues for this commodity group increased seven per cent, or $58 million, in 2006 compared to 2005 revenues. The increase was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes for oil sands-related development; increased volumes of U.S. iron ore for steel production; and strong machinery and dimensional loads traffic, also for oil-sands related development. Partly offsetting these gains were the translation impact of the stronger Canadian dollar and reduced fourth quarter shipments of construction materials due to softening demand.

Outlook
 CN’s Metals and minerals commodity group, with its access to key producers, ports and transload facilities, is well positioned to benefit from the rapid expansion of the oil sands, the turnaround in base metal mining, and the major upcoming infrastructure projects in Alberta and in the U.S.

     Higher crude oil prices have spurred an unprecedented level of activity in the Alberta oil sands. And, with growing Chinese demand over the last few years, the base metals (copper, zinc, nickel) industry has seen a significant turnaround, creating a high level of mining activity in many mineral-rich areas of Canada. Previously closed mines are now being recommissioned, existing mines have seen their lives extended, and new mines are expected to open.

     This exciting time is creating volume growth potential for Metals and minerals over the next decade and CN is well positioned to capitalize on these opportunities.

44	2007

45	CN Investor Fact Book

Metals & minerals
one to watch
White hot steelNorth America's "steel triangle" is located in the area between Hamilton and Chicago, with the vast majority of U.S. hot-rolled capacity located in Illinois, Indiana, Michigan, and Ohio.
CN's Toronto-Detroit-Chicago corridor is well positioned to meet the needs of this key sector. Additionally,
CN's strong presence at ports on all three North American coasts enables the Company to capitalize on opportunities to transport steel imports.
CN has identified four key market-share opportunities in the steel industry: natural resource exploration and major infrastructure development in Western Canada; energy-related manufacturing growth in the southern U.S.;
the diversified auto assembly region in southern Ontario; and the U.S. Midwest - home to the historic Big
Three automobile producers and the hub of agricultural equipment production. The Company is well positioned to grow market share in this key segment by leveraging the franchise (including the Company's transload facilities and services), by providing industry-leading service, and by maximizing asset utilization.

Focus on Transloads
In the heart of southern Ontario’s steel industry
 CN’s 48,000 square foot Hamilton Metals Distribution Centre and its 65,000 square foot Toronto Metals Distribution Centre are positioned in the heart of Canada’s largest steel production and consumption market. The focus at the two facilities is on the handling of coil, sheet, bar, rod, tube, plate, pipe and structural steel. Both facilities are equipped with two 50-ton high speed overhead cranes, electric magnet unloading and c-hook and coil grabs, as well as temperature-controlled storage.

Capitalizing on Alberta’s booming economy
Located just minutes away from CN’s Clover Bar Yard, at the center of Alberta’s oil-and-gas industry, the Edmonton Oil & Gas Service Centre boasts a complete range of specialized handling and transportation services. These services include storage, trucking, and the handling of large- and small-diameter pipe. Within CN’s Clover Bar Yard, the Edmonton Distribution Centre provides rail access to major industrial and manufacturing hubs in Canada and the U.S. This facility handles steel products such as rods, bars, slabs, beams, structural steel and steel plate. Both of these facilities are well positioned to capitalize on Alberta’s booming energy-driven economy.

46	2007

47	CN Investor Fact Book

Managing energy costs

Fuel Surcharges
 Fuel makes up a significant component of CN’s total operating expenses. In order to reduce the Company’s exposure to fuel price volatility, CN relies on its cost-recovery fuel surcharge program. CN applies the fuel surcharge universally across its customer base and has one of the highest levels of coverage in the industry.

     CN first implemented its fuel surcharge program in 2001 with the introduction of tariff CN 7400. In 2005, CN introduced tariff CN 7401 and began phasing out tariff CN 7400. CN reduced the CN 7401 surcharge amount on three occasions since its introduction in order to improve customer competitiveness and to proactively address potential over-recovery of incremental fuel costs (in light of CN’s ability to widely apply the surcharge across its customer base).

     In January 2007, the U.S. Surface Transportation Board (STB) concluded its review of railroad fuel surcharge practices and issued a final ruling. The STB directed rail carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. As a result of the STB decision, CN introduced a new fuel surcharge program – tariff CN 7402. Effective April 26, 2007, CN 7402 applies on traffic moving under tariffs, with the exception of containers, trailers, and finished vehicles and will apply to traffic moving under contract at the time of individual contract renewal. CN 7401 will remain in effect for containers, trailers and finished vehicles.

     Tariff CN 7402 is a rail mileage-based surcharge. For simplicity, the surcharge will vary based on the two following types of commodities moved:

• Bulk commodities: coal, fertilizer, and grain;

• All other carload commodities.

     CN 7402 is based on the average price of the Energy Information Administration (EIA) U.S. No. 2 Diesel Retail Sales by all Sellers (cents per U.S. gallon) On-Highway Diesel (OHD), starting from a base rate of U.S.$1.25. Calculated monthly, the surcharge is based on the second calendar month prior to the month in which the surcharge is applied. For example, the surcharge in April will be calculated on the average OHD price for the month of February.

     The fuel price range in CN 7402 is in 3 cent (U.S.) increments, allowing it to closely track OHD price fluctuations. For CN customers who are invoiced in Canadian dollars, the U.S. On-Highway Diesel surcharge will be converted to Canadian currency based on the Bank of Canada monthly average exchange rate for U.S. funds. For example, the fuel surcharge in April will be calculated on the average OHD price for the month of February, and multiplied by the average exchange rate for February.

Fuel Hedging
 Prior to the broad application of CN’s fuel surcharges, the Company used fuel hedges to help smooth fuel expenses. CN entered into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

     With the increased application of CN’s fuel surcharges on revenues, no additional swap positions have been entered into since September 2004.

     Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

     During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after tax, at December 31, 2005).

     Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $64 million, $177 million and $112 million for the years ended December 31, 2006, 2005, and 2004 respectively.

48	2007

CN Fuel surcharge tariff 7401
 U.S. dollars per barrel (West Texas Intermediate)

WTI	Surcharge	WTI	Surcharge
	percentage		percentage
25	1.50%	56	10.80%
26	1.80%	57	11.10%
27	2.10%	58	11.40%
28	2.40%	59	11.70%
29	2.70%	60	12.00%
30	3.00%	61	12.30%
31	3.30%	62	12.60%
32	3.60%	63	12.90%
33	3.90%	64	13.20%
34	4.20%	65	13.50%
35	4.50%	66	13.80%
36	4.80%	67	14.10%
37	5.10%	68	14.40%
38	5.40%	69	14.70%
39	5.70%	70	15.00%
40	6.00%	71	15.30%
41	6.30%	72	15.60%
42	6.60%	73	15.90%
43	6.90%	74	16.20%
44	7.20%	75	16.50%
45	7.50%	76	16.80%
46	7.80%	77	17.10%
47	8.10%	78	17.40%
48	8.40%	79	17.70%
49	8.70%	80	18.00%
50	9.00%	81	18.30%
51	9.30%	82	18.60%
52	9.60%	83	18.90%
53	9.90%	84	19.20%
54	10.20%	85	19.50%
55	10.50%

CN Fuel surcharge tariff 7402 for bulk and other carload commodities
U.S. dollars per mile

OHD Price	Bulk	Carload
$1.25	$0.0061	$0.0064
$1.28	$0.0122	$0.0128
$1.31	$0.0183	$0.0192
$1.34	$0.0244	$0.0256
$1.37	$0.0305	$0.0320
$1.40	$0.0366	$0.0384
$1.43	$0.0427	$0.0448
$1.46	$0.0488	$0.0512
$1.49	$0.0549	$0.0576
$1.52	$0.0610	$0.0640
$1.55	$0.0671	$0.0704
$1.58	$0.0732	$0.0768
$1.61	$0.0793	$0.0832
$1.64	$0.0854	$0.0896
$1.67	$0.0915	$0.0960
$1.70	$0.0976	$0.1024
$1.73	$0.1037	$0.1088
$1.76	$0.1098	$0.1152
$1.79	$0.1159	$0.1216
$1.82	$0.1220	$0.1280
$1.85	$0.1281	$0.1344
$1.88	$0.1342	$0.1408
$1.91	$0.1403	$0.1472
$1.94	$0.1464	$0.1536
$1.97	$0.1525	$0.1600
$2.00	$0.1586	$0.1664
$2.03	$0.1647	$0.1728
$2.06	$0.1708	$0.1792
$2.09	$0.1769	$0.1856
$2.12	$0.1830	$0.1920
$2.15	$0.1891	$0.1984
$2.18	$0.1952	$0.2048
$2.21	$0.2013	$0.2112
$2.24	$0.2074	$0.2176
$2.27	$0.2135	$0.2240
$2.30	$0.2196	$0.2304
$2.33	$0.2257	$0.2368
$2.36	$0.2318	$0.2432
$2.39	$0.2379	$0.2496
$2.42	$0.2440	$0.2560
$2.45	$0.2501	$0.2624
$2.48	$0.2562	$0.2688
$2.51	$0.2623	$0.2752
$2.54	$0.2684	$0.2816
$2.57	$0.2745	$0.2880
$2.60	$0.2806	$0.2944
$2.63	$0.2867	$0.3008
$2.66	$0.2928	$0.3072
$2.69	$0.2989	$0.3136
$2.72	$0.3050	$0.3200
$2.75	$0.3111	$0.3264
$2.78	$0.3172	$0.3328
$2.81	$0.3233	$0.3392
$2.84	$0.3294	$0.3456

49	CN Investor Fact Book

Capital expenditures

In 2006, CN’s capital expenditures, including capital leases, amounted to $1.56 billion, which is equivalent to 20 per cent of revenues. This was an increase of over $150 million compared to 2005. The largest portion of CN’s capital expenditures (over $1 billion) was for rail infrastructure to preserve the quality and integrity of the plant, and to provide safe and reliable service to its customers across Canada and the U.S.

     In the ongoing pursuit of greater network efficiency and fluidity, CN continued to invest in siding extensions and signalling improvements, with close to $90 million spent in 2006 in Western Canada alone. In total, since 2000, CN has invested $390 million in sidings and signals, providing the capacity to grow at low incremental cost.

     Investment in rolling stock was approximately $350 million in 2006, including approximately $200 million for car fleets. The Company also continued its locomotive fleet modernization program with the acquisition of 37 new high-horsepower fuel-efficient units and ongoing locomotive overhauls.

     CN spent over $80 million on information- and communications-technology investment in 2006 to improve the efficiency and reliability of operations. The Company also invested in facility upgrades, including the reconfiguration of Johnston Yard in Memphis for which the Company will be spending a total of over $80 million in 2006 and 2007.

*estimated

50	2007

     For 2007 as a whole, CN plans to invest approximately $1.6 billion. The Company will invest approximately $1billion in track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network across Canada and mid-America. CN will spend more than $800 million on basic capital in 2007, replacing rail, ties and other track materials and improving bridges. Also included are close to $200 million in network and growth-related projects, including:

• extended sidings and double-stack clearances on the railway’s B.C. North line to accommodate intermodal traffic from the Prince Rupert intermodal terminal;

• new siding capacity between Winnipeg and Chicago; and

• continued upgrading of its freight car classification yard in Memphis, TN.

     This reflects the Company’s key priorities – improving plant quality and safety, building capacity and speed, accelerating growth potential, and enhancing productivity across the board.

     CN’s equipment capital expenditures are targeted to reach approximately $350 million in 2007, allowing the Company to tap growth opportunities and improve the quality of the fleet. This will include approximately $200 million for locomotives, covering the acquisition of 65 new units and spending on other improvements to the core fleet. In June 2007, CN announced that it will acquire an additional 65 new locomotive units for delivery between December 2007 and August 2008. Almost $150 million will be spent on freight cars and intermodal equipment to meet customer requirements in the marketplace.

     CN expects to spend more than $200 million on facilities to grow the business, including transload and distribution centers; on information technology to improve service and operating efficiency; as well as on other projects that will allow the railroad to increase productivity.

     All in all, CN’s 2007 capital investment will represent about 20 per cent of revenues. This represents a major commitment on the part of the Company to the running of a safe, efficient and productive railway and a commitment to the creation of value for CN’s shareholders and customers across North America.

51	CN Investor Fact Book

The right people

Developing a culture of railroaders
 For CN, 2006 was another year of industry-leading innovation in its continuing drive to develop the best railroaders in the business. From a people perspective, everything CN does is focused on finding and developing great railroaders. These initiatives include an internal “Railroad MBA” – a tailored program where CN managers take a leave of absence from their regular positions to gain hands-on experience in every aspect of the Company’s operations; and “Hunter Camps” – where Hunter Harrison spends three days with groups of 20 to 25 employees, sharing his extensive knowledge and experience. CN also leads the rail industry with its online, pre-employment testing, as well as its management assessment centers.

     In 2006, CN created a new level of dialogue with the launch of its Employee Performance Scorecard for unionized employees. For the first time, all unionized employees met one-on-one with their supervisors for individualized, formal, verbal and written feedback based on their performance measured against CN’s five core principles.

     The extension of the Employee Performance Scorecard (EPS) to all railroaders is part of a long-term strategy, leading towards a more engaged workforce. Through it, CN’s five core principles become real, relevant and personal to employees. It clarifies performance expectations, provides an opportunity for positive and objective feedback, and recognizes individual contributions. The scorecard includes a rating based on four levels:

Outstanding, Skilled, New Railroader, or Needs Improvement. In 2006, 97 per cent of CN’s 18,500 unionized employees participated in their first EPS discussion meetings, and close to 90 per cent were assessed as Skilled or Outstanding Railroaders. More than 1,250 supervisors have been trained to conduct these new sessions.

     With the EPS in place to develop and engage its workforce, CN faces another challenge. Within five years, including attrition and retirements, CN expects a turnover of more than 40 per cent of its current CN workforce. CN has been focusing on this workforce bubble for some time. Investments in online pre-employment testing five years ago are now one of the cornerstones of CN’s efficient selection process. Other companies in the railway industry are also adopting CN-developed tests.

     In 2006, CN hired 1,346 individuals. More than 2,000 are expected to become part of the CN family in 2007.

     In the second quarter of 2007, the Company introduced a Railroad Certification Program which, over the next 12 to 18 months, will teach and qualify over 2,000 managers as conductors or engineers. This unique program will give the majority of CN managers the opportunity to experience first-hand the core of the Company’s operations – improving their skills, and their passion for running the railroad.

Labor Relations
Canada
 As of March 31, 2007, CN employed a total of 15,234 employees in Canada, including 12,109 unionized employees.

     In September 2006, the Company began negotiations with two unions whose agreements were expiring on December 31, 2006: namely the United Transportation Union (UTU), which represents conductors and yard coordinators; and the National Automobile Aerospace Transportation and General Workers Union of Canada (Canadian Auto Workers, or CAW), which represents clerical and intermodal employees in one bargaining unit. Shopcraft employees belong to a separate bargaining unit, and owner-operator truck drivers are in a third one. On January 14, 2007, the Company and the CAW reached tentative agreements covering all three bargaining units. The CAW completed its ratification process on January 29, 2007, and as a result of a large majority, the collective agreements have been renewed for a four-year period ending December 31, 2010.

     With respect to the UTU negotiations, on November 20, 2006, the Minister of Labour (Canada) appointed two conciliation officers to assist with negotiations further to a request from the UTU. Following a conciliation process and the completion of required legislated procedures, the union served a 72-hour advance strike notice, and commenced a work stoppage on February 10, 2007. While the UTU-represented employees of the former BC Rail started the bargaining process independently, they nevertheless joined the CN-UTU negotiations process, and as such were part of the work stoppage. Excluded from the strike action were UTU members employed on CN’s Northern Quebec Internal Short Line, Algoma Central

52	2007

Unions
	Number of
Union	Employees	Type of Employees	Expiration
Canada
CAW
National Automobile, Aerospace, Transportation and	3,940	shopcraft, clerical/intermodal functions,	31-Dec-10
General Workers Union of Canada		owner/operator truckers
UTU United Transportation Union	2,781	conductors and yard coordinators	31-Dec-06
USWA United Steelworkers Association	2,771	track forces	31-Dec-07
IBEW International Brotherwood of Electrical Workers System	659	signals & communications	31-Dec-07
CNRPA Canadian National Railways Police Association	71	constables	31-Dec-08
TCRC Teamsters Canada Rail Conference	1,680	locomotive engineers	31-Dec-08
RCTC - TCRC
Rail Canada Traffic Coordinators -	207	rail traffic controllers and assistant traffic coordinators	31-Dec-08
Teamsters Canada Rail Conference
Total	12,109

United States
BMWE Brotherhood of Maintenance of Way Employees	1,589	track forces
UTU United Transportation Union	1,308	conductors and yard coordinators
Shopcraft	1,049	shopcraft
BLE Brotherhood of Locomotive Engineers	946	locomotive engineers
TCU Transportation Communications Union	475	clerks
Others	233
Total	5,600

Railway in northern Ontario, and Mackenzie Northern Railway in northern Alberta. Throughout the strike, CN continued to offer freight service across its network in Canada with management personnel filling in for striking UTU members. On February 24, 2007, a tentative agreement was reached and most striking employees returned to work pending the ratification of the agreement. The tentative settlement was rejected by the membership and the union renewed strike action on a rotating basis. Management responded by locking out strikers on a terminal-by-terminal basis, replacing them with trained management staff. These strike actions/lockouts led the government to progress ”back to work“ legislation (Bill C-46), which was introduced in the House of Commons by notice on February 23, 2007, and which had been placed in abeyance pending the outcome of the ratification process. The Bill moved through the legislative process in short order, and was passed into law on April 18, 2007, ending the strikes/ lockouts effective April 19, 2007. The Act provides for an arbitration process to determine through a Final Offer Selection wages and other working conditions that remain unresolved. On April 23, 2007 the Minister of Labour appointed an arbitrator, Andrew Sims, to adjudicate this matter. The legislation sets a 90-day timetable for the arbitrator to select between the best “final offers” presented by management and the UTU. That selection will form the collective agreements. The appointment does not prevent the parties from returning to the bargaining table and reaching agreement before the decision is delivered.

United States
 As of March 31, 2007, CN employed a total of 6,451 employees in the United States, including 5,600 unionized employees. As of April 15, 2007, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg, and Pacific Railway Company (DWP); ICRR; CCP Holdings, Inc. (CCP); GLT (Duluth, Missabe and Iron Range Railway – DMIR, Bessemer and Lake Erie Railway – BLE, and the Pittsburgh & Conneaut Dock Company – PCD), and 98 per cent of the unionized workforce at Wisconsin Central (WC). Agreements have various moratorium provisions, ranging from the end of 2004 to the end of 2011, which preserve the status quo in respect of given areas during the moratorium period and during negotiations. Several agreements are currently under negotiation. The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations as they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes that the potential mutual benefits of local bargaining outweigh the risks.

     Negotiations are ongoing with bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

53	CN Investor Fact Book

Regulatory environment

CN’s rail operations are subject to economic, safety and security regulation in Canada and the United States. Economic regulation in Canada is the responsibility of the Canadian Transportation Agency (CTA) and rail merger transactions are the responsibility of the Competition Bureau. In the United States, the Surface Transportation Board (STB) has jurisdiction over economic regulatory matters.

     With respect to safety in Canada, CN is subject to statutes administered by Transport Canada. In the United States, the Company is subject to statutes administered by the Federal Railroad Administration (FRA) and the Pipeline and Hazardous Materials Safety Administration (PHMSA) of the U.S. Department of Transportation, and the Transportation Security Administration (TSA) of the Department of Homeland Security.

     The Canada Border Services Agency (CBSA) and U.S. Customs and Border Protection (CBP) regulate various aspects of Canada/U.S. border security.

Regulation in Canada
Economic Regulation:
The transportation sector in Canada was significantly deregulated by successive legislation in 1987 and 1996. As a result of this deregulation, the government removed a good deal of the regulatory minutiae and detailed oversight of railway operations. Network rationalization provisions were modernized to allow a railway to discontinue the operation of lines without the need to demonstrate the uneconomic status of the line. Overall, the intent of the legislation was to have the transportation industry, including the rail sector, treated like any other industry.

     The Canada Transportation Act gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions protecting shippers against potential abuse of market power. These shipper protections include final offer arbitration, interswitching and competitive line rates. Final offer arbitration can be triggered by a shipper and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer.

     The Canada Transportation Act amendments of 1996 included a provision for a five-year review of the operation of the legislation. This review was carried out in 2000-2001. While a number of areas were identified for improvement or adjustment, the overall conclusion of the review panel was that the system worked well for most users most of the time and a major overhaul was not needed.

54	2007

     In May 2006, a bill was introduced in the Canadian Parliament to amend the Canada Transportation Act. These amendments would include, among other things, the creation of a complaint mechanism concerning noise resulting from construction or operation of railways, the establishment of a voluntary mediation process for disputes concerning transportation matters within the CTA’s jurisdiction, and modification of the provisions dealing with the transfer and discontinuance of operation of railway lines to address spur lines. It would also establish mechanisms for the resolution of disputes between public passenger service providers and railway companies regarding the use of equipment and facilities. The bill also would introduce a new public interest review process for mergers and acquisitions involving federally regulated transportation undertakings, which would run in parallel to the existing Competition Bureau review of merger transactions to determine if they may result in a substantial reduction or prevention of competition in the marketplace. The bill does not, however, include any changes in the area of running rights or forced access of a railroad to the lines of a competitor.

     The federal government has been engaged in recent months in a consultative process relating to shipper-railway relationships. In response to these discussions, CN and Canadian Pacific Railway developed a new Commercial Dispute Resolution (CDR) process applicable to services provided in Canada. CN has made this efficient and expeditious process available to its customers for resolution of disputes that may arise over linehaul rates, service, or the application of the optional services tariff.

     With respect to transportation policy, the CTA has the responsibility to implement and interpret such policy but not to make it. The agency’s mandate includes the power to license all rail carriers that cross provincial boundaries; the resolution of complaints between shippers and railways concerning rail rates, service and other matters; and the approval of proposed construction of rail lines. The CTA also administers the railway revenue cap regime, which is a legislated ceiling on railroad revenues for the shipping of western Canadian grain.

Safety Regulation: Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. Among its functions, Transport Canada promulgates and enforces rail safety regulations and conducts research and development in support of improved railroad safety. Transport Canada works closely with the railroad industry on various safety issues, including track standards, equipment standards, and transportation of hazardous materials.

     In February 2007, the Minister of Transport announced the appointment of a panel to conduct a review of the operations and overall efficiency of the Railway Safety Act. The Panel will consult a wide range of stakeholders and submit its report to the Minister by October 2007. The last review of the Railway Safety Act took place in 1994.

     The SCOTIC (Standing Committee on Transport, Infrastructure and Communities) parliamentary committee is also reviewing rail safety with recommendations to the minister expected this fall.

Security Regulation: CN is subject to CBSA border security regulations for traffic entering Canada. CN also has been designated as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program and participates in CBSA’s Partners-in-Protection (PIP) program.

55	CN Investor Fact Book

Regulatory environment

Regulation in theUnited States
Economic Regulation: The railroad industry in the U.S. was partially deregulated through enactment of the Staggers Rail Act of 1980, which provided greater flexibility to the railroads to rationalize their route networks and establish appropriate prices for their services based on market conditions. The legislation, however, retained government authority to set maximum rail rates for market dominant traffic or take other actions if a railroad was found to have engaged in anticompetitive behavior.

     Interstate freight rail operations are subject to economic regulation administered by the STB, the successor agency to the Interstate Commerce Commission (ICC). Under the authority of the ICC Termination Act of 1995, the STB is responsible for the resolution of railroad rate and service issues and the review of proposed rail restructuring transactions, including mergers, line sales, constructions, and line abandonments. The STB also initiates regulatory proceedings, as appropriate, to deal with key issues.

     Legislation is pending in the U.S. Congress to increase certain aspects of rail economic regulation. CN will play an active role in the deliberations on these bills should they progress through the legislative process.

Safety Regulation: Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety related statutes. Among its functions, the FRA promulgates and enforces rail safety regulations and conducts research and development in support of improved railroad safety. The FRA works closely with the railroad industry on various safety issues through its Rail Safety Advisory Committee, and also initiates regulatory proceedings when needed to address critical issues.

     In addition, safety matters related to the transportation of hazardous materials are overseen by PHMSA and those related to security by TSA. Legislation is pending in the U.S. Congress to modify various aspects of rail safety regulation. CN is actively engaged in the ongoing discussions on this legislation.

Security Regulation: CN is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. These requirements include advance electronic transmission of cargo information for U.S. – bound traffic, and 100 per cent cargo screening at rail border crossing points using non-intrusive inspection technology. CN also participates in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) and was the first Class I railroad to join the program.

56	2007

Corporate citizenship – safety & the environment

Safety
At CN, safety is a core value that is integrated into all railroad activities.CN’s commitment is to safeguard employees and assets, customers, the community and the environmentat all times. The Company is devoted to the provision of proper training, procedures and tools to ensure a safe and secure working environment that minimizes the risk of injury or accident, and delivers customers’shipments damage-free.

     CN’s Integrated Safety Plan is the framework for incorporating safety into the Company’s day-to-day operations. It is a proactive, comprehensive program designed to minimize risk, and to drive continuous improvement in the reduction of injuries and accidents. It includes proactive initiatives structured in three key areas: People, Process and Technology. The plan is fully supported by senior management and involves employees at all levels of the organization. Key groups at CN, such as Mechanical, Engineering and Transportation, review the plan on a continuous basis for lessons learned, study the root causes of accidents and injuries, and update the plan with additional safety improvements.

     CN strengthens the People component of its Integrated Safety Plan through the ongoing development of the Company’s safety culture with training, involvement, communication, coaching and recognition. At CN, there is zero tolerance for unsafe work practices. Safety is viewed as every employee’s responsibility.

     Process initiatives aim to make safety a systematic part of all railroad activities and to focus on the leading root causes of accidents and injuries.

     CN takes full advantage of available technology to minimize risks.

     In 2006, the Company dedicated itself to significant process improvements and equipment and technology investments to help further ensure the safe operation of the railroad. The Company’s intense focus on main track improvements, following a series of high-profile derailments in 2005, delivered encouraging results. In 2006, mainline TSB accidents decreased by 30 per cent.

     However, CN’s FRA ratio for non-mainline accidents increased by 22 per cent in 2006, driven mostly by yard rule violations. Regional action plans are focused on reversing this increase through greater efficiency testing, coaching, and rules compliance.

     Every operating region and function worked hard in 2006 to reduce personal injuries and the efforts paid off. The FRA injury ratio improved by 13 per cent, demonstrating that the Company is moving in the right direction when it comes to ensuring a safe workplace for its employees.

     As part of CN’s continuous improvement process, in late 2006, senior Company officers, in conjunction with representatives from the U.S. Federal Railroad Administration, Transport Canada and the Transportation Safety Board, traveled across the CN system to raise employee awareness of safety performance. These road shows were an unprecedented event at CN. Hundreds of CN managers benefited from senior executives’ in-depth

57	CN Investor Fact Book

Corporate citizenship – safety & the environment

exploration of safety issues. Participants heard presentations on regional safety issues, safety trends and statistics, and key safety initiatives. During break-out sessions, managers identified a great number of initiatives with significant potential to improve safety. Many of these have already been implemented in CN’s regions. CN also used the feedback in the development of its 2007 Integrated Safety Plan.

2007 Integrated Safety Plan
In 2007, CN will increase its focus in the areas that brought positive results in 2006, such as capital investments, rail testing, inspections and detections. The Company will also implement the safety road show initiatives that offer the greatest potential for safety improvements.

     To reduce non-main track accidents, CN will intensify its focus on rule violations in the yards and target the at-risk behaviors that are the root causes of these accidents. By working to reduce all accidents, the Company aims to keep employees safe, reduce costs, and help to maintain CN’s standing as one of the industry’s safest carriers.

Top 10 initiatives for improving safety

• Efficiency testing, inspections and train riding
• Peer processes
• New hire mentoring
• Safety walkabouts
• Investigations of rule violations and near misses
• Health and safety committees
• Cross-functional knowledge
• Enhanced job briefings
• Engineering/track integrity
• Strengthening the safety aspect of the Employee Performance Scorecard (EPS)
  process for unionized employees

Responsible Care® and the transportation of dangerous goods
 CN is a leader in Responsible Care®, and this initiative will continue to be actively promoted system-wide. The objective is continuous improvement in the areas of health and safety, security, environment, and community outreach along transportation corridors.

     The Company undertakes a number of community outreach initiatives, including: CN 911, a tank car specially designed and equipped for training emergency responders, used along the entire CN network; TransCAER, or Transportation Community Awareness and Emergency Response; the CN Railroad Emergency Response Course, involving CN employees and other stakeholders; and Project REACT (Responder Education Assistance and Certification Training), involving CN employees and local firefighting officials.

58	2007

one to watch
Delivering Responsibly
In mid-2007, CN will release its first integrated report on the Company's safety and environmental initiatives. Called
Delivering  Responsibly, the on-line report describes how CN's operations, the safety of its employees, communities and the environment, are all fundamentally intertwined. It is the first CN report to be prepared according to Global
Reporting Initiative (GRI) guidelines, which provide an internationally accepted framework for sustainability reporting.
Coming soon to www.cn.ca.

Additionally, CN presents its annual Safe Handling Awards to customers who demonstrate an excellent safety record in loading and shipping dangerous goods. The Company is also active in the Rail Carrier Self-Assessment Protocol – developed by the American Chemistry Council and the Canadian Chemical Producers’ Association in conjunction with the Association of American Railroads and the Railway Association of Canada.

     Strict government regulations supported by Company policies and procedures are in place to ensure dangerous goods/hazardous materials are transported safely. Customers and employees – including CN’s dangerous goods specialists – work together to ensure a safe operation. CN has developed its own Compliance Audit Program to ensure full compliance with Canadian, U.S. and international dangerous goods/hazardous materials regulations. The Company has also integrated sophisticated computer modeling into its Emergency Response Plan.

Environment
 Compared to other transportation modes, rail transportation is the most energy-efficient means of moving goods.

     As a leader in the North American rail industry, CN recognizes its responsibilities with respect to greenhouse gas emissions and their impact on global warming. As part of that responsibility, the Company has made emissions reduction an integral part of its day-to-day activities. CN’s entire operating philosophy is centered on service and efficiency improvements while generating the least possible waste.

     CN’s commitment to reducing emissions to air is part of the picture. The Company’s Environmental Policy, programs and processes aim to minimize the impact of all activities inherent in running a Class I railroad.

     The aim at CN is to integrate environmental priorities into each of its operating units, and to continuously strive to improve the Company’s environmental performance.

     CN’s Corporate Environment Department is at the core of its environmental management activities. Currently a group of 19 professionals, the department boasts a diversity of environmental expertise: from biologists to environmental scientists and site-assessment experts. These specialists monitor CN’s environmental performance on an ongoing basis. They ensure that the Company meets or exceeds applicable requirements and that internal environmental issues are properly identified and managed in accordance with CN’s Environmental Policy. The Corporate Environment Department is also responsible for the provision of environmental information to CN’s Board of Directors, employees, authorities and stakeholders.

     For more information on CN’s Environmental Policy and initiatives, visit www.cn.ca.

59	CN Investor Fact Book

Corporate governance

CN is committed to adherence to the highest standards in its governance practices. These practices are designed to assist the Company in the achievement of its principal corporate objective, which is the enhancement of shareholder value on a long-term basis. Each year, CN’s Board of Directors reviews its Corporate Governance Manual in order to continuously improve the Company’s practices.

      CN believes that its rigorous, vigilant approach to corporate governance contributes to the Company’s ongoing success in an important way. For that reason, CN has adopted numerous governance structure and process innovations, which include:

• A comprehensive Corporate Governance Manual, available on the Company’s Web site, describing mandates of the Board and its committees, as well as many corporate policies;

• 12 independent Board members on a 14-member Board;

• A strong independent Chairman, who is also Chair of the Corporate Governance and Nominating Committee, and whose key responsibilities and mandate are set out in the Corporate Governance Manual;

• Voluntary compliance with certain requirements of the U.S. Sarbanes-Oxley Act of 2002, several years before the Company was required to do so;

• The institution of a director-majority voting policy for the election of the Company’s directors;

• The establishment of thoroughgoing procedures for the evaluation of the performance of the Board chair, Board committees and committee chairs, individual Board members and the CEO, including the development of a competency matrix that also serves as an effective tool in the selection of candidates for Board membership;

• The disclosure of the total cash value of executive management compensation in the Company’s Management Information Circular;

• The adoption of a policy whereby a director wishing to join the board on which another CN director currently sits must obtain the approval of the Corporate Governance and Nominating Committee;

• The adoption of guidelines limiting the number of boards of directors on which the Company’s directors should sit;

• The increase of directors’ share-ownership guidelines to three times their annual Board retainer, to better align their interests with those of the Company’s shareholders;

• The maintenance of an evergreen list of potential Board candidates;

• The provision of direct access to the Board Chairman through the Company’s Web site to any interested parties, including members of the public;

• The establishment of channels for employees and other parties to confidentially report any concerns relating to accounting, auditing or corporate ethics;

• The adoption of a comprehensive Code of Business Conduct, applicable to directors and all employees of CN, to promote a culture of integrity and ethical business conduct;

• The division of the Board’s audit and financial oversight responsibilities between two separate Board committees.

CN’s focus is to create a corporate governance framework that is cohesive and integrated while encouraging an innovative spirit among its employees and management. CN is very proud of its record of good corporate governance over the past decade, as well as the awards and recognition it has received in this field. At the same time, CN has produced impressive returns for its shareholders while becoming an industry leader in customer service. It is committed to continued improvement of its performance in all of these areas in order to further enhance shareholder value.

60	2007

Board of Directors

David G.A. McLean, O.B.C., LL.D.
 Chairman of the Board
 Canadian National Railway Company
Chairman and Chief Executive Officer
The McLean Group
Vancouver, BC
 Director since: August 31, 1994
Independent
 Committees: 3(C), 4, 5, 6, 7, 8

E. Hunter Harrison, LL.D.
 President and Chief Executive Officer
Canadian National Railway Company
Wellington, FL , U.S.A.
 Director since: December 7, 1999
Not independent
 Committees: 4(C), 7

Michael R. Armellino, CFA
 Retired Partner
 The Goldman Sachs Group, LP
Fort Lee, NJ, U.S.A.
 Director since: May 7, 1996
Independent
 Committees: 1, 2, 7(C), 8

A. Charles Baillie, O.C., LL.D.
 Former Chairman and CEO
The Toronto-Dominion Bank
Toronto, ON
 Director since: April 15, 2003
Independent
 Committees: 1, 2(C), 6, 7

Hugh J. Bolton, FCA
 Chairman
 EPCOR Utilities Inc.
Edmonton, AB
 Director since: April 15, 2003
Independent
 Committees: 1, 3, 6, 7

J.V. Raymond Cyr, O.C., LL.D.
 Chairman of the Board
PolyValor Inc.
Montreal, QC
 Director since: March 29, 1995
Independent
 Committees: 3, 5(C), 7, 8

Ambassador Gordon D. Giffin
 Senior Partner
 McKenna Long & Aldridge
Atlanta, GA, U.S.A.
Director since: May 1, 2001
Independent
 Committees: 2, 5, 6, 7

James K. Gray, O.C., A.O.E., LL.D.
 Corporate Director and Former Chairman and Chief Executive Officer
Canadian Hunter Exploration Ltd.
Calgary, AB
 Director since: July 4, 1996
Independent
 Committees: 3, 5, 6, 7, 8

Edith E. Holiday
 Corporate Director and Trustee
Former General Counsel
United States Treasury Department
and Secretary of the Cabinet
The White House
Washington, DC, U.S.A.
Director since: June 1, 2001
Independent
 Committees: 3, 5, 6, 7, 8

V. Maureen Kempston Darkes,
O.C., D. COMM., LL.D.
 Group Vice-President
General Motors Corporation and
President GM Latin America,
Africa, and Middle East
Miramar, FL, U.S.A.
 Director since: March 29, 1995
Not Independent
 Committees: 2, 5, 7, 8

Robert H. Lee, C.M., O.B.C., LL.D.
 Chairman
 Prospero Group of Companies
Vancouver, BC
 Director since: April 21, 2006
Independent
 Committees: 1, 2, 7, 8

Denis Losier, LL.D.
 President and Chief Executive Officer
Assumption Life
Moncton, NB
 Director since: October 25, 1994
Independent
 Committees: 1(C), 3, 7, 8

The Honourable Edward C. Lumley, P.C., LL.D.
Vice-Chairman
BMO Capital Markets
South Lancaster, ON
Director since: July 4, 1996
Independent
 Committees: 2, 5, 6, 7, 8(C)

Robert Pace
President and Chief Executive Officer
The Pace Group
Halifax, NS
 Director since: October 25, 1994
Independent
 Committees: 1, 3, 6(C), 7, 8

Committees
1. Audit
2. Finance
 3. Corporate governance and nominating
4. Donations
5. Environment, safety and security
6. Human resources and compensation
7. Strategic planning
8. Investment

(C) Denotes chairman of the committee

61	CN Investor Fact Book

Shareholder value

1. See Appendix B for a reconciliation of non-GAAP measures. 2. Adjusted to exclude items affecting the comparability of the results. See Appendix B for a reconciliation of non-GAAP measures.

Maintaining financial flexibility
 CN adopts a prudent approach in the management of its financial affairs. The result is one of the strongest balance sheets in the industry for the past few years – in spite of debt-financed acquisitions.

     In addition to its considerable cash-generation capacity, the Company maintains ample financial flexibility with ready access to various sources of funds. These include: a five-year US$1 billion committed revolving credit facility, a commercial paper program up to C$800 million (backed by the revolving credit facility), and a C$600 million securitization program backed by sales of accounts receivable.

     Credit rating agencies have concretely acknowledged CN’s financial strength with the highest ratings among its Class I peers. These higher ratings enable CN to obtain financing at lower borrowing costs.

Managing financial risks
 The Company prefers a structural approach to financial-risk management. For instance, CN issues debt in U.S. dollars as a hedge to its increasing U.S. dollar-denominated revenues and assets. As the Canadian dollar appreciates, CN’s Canadian dollar interest expense declines.

     To take advantage of generally lower short-term interest rates, CN targets about 25 per cent of its financings at floating interest rates through commercial paper, securitization and leases with floating-rate rentals.

     Like other transportation companies, the Company is susceptible to fuel-price volatility. However, increased application of the fuel surcharge program has effectively offset the impact of rising fuel prices. As a result, the Company suspended all financial hedging activities in late 2004, and terminated its hedging program when the last trade was settled in the third quarter of 2006.

62	2007

U.S. dollar sensitivity
 Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues (50 to 55 per cent), expenses (55 to 60 per cent), and debt (over 90 per cent) is denominated in U.S. dollars. Thus, the Company’s results are affected by exchange-rate fluctuations. On average, a one-cent annual appreciation of the Canadian dollar (for example from $0.84 to $0.85 US$ per C$) against the U.S. dollar negatively affects net income by about $10 million per year.

Management incentives
 Through the Company’s Annual Incentive Bonus Plan (AIBP), a substantial portion of an executive’s annual compensation is linked to the achievement of key financial, business and personal objectives set by the Board of Directors at the beginning of the year. The majority of the bonus is linked to the achievement of goals that contribute to the organization’s long-term financial growth and profitability. These goals include the Company’s performance against revenues, operating income, earnings per share, free cash flow and return on invested capital.

63	CN Investor Fact Book

Rewarding shareholders

Share repurchases
 In the second quarter of 2006, the Company ended its share repurchase program that began in July 2005, after repurchasing a total of 30 million common shares for $1,388 million, at an average price of $46.26 per share.

     In July 2006 – with CN’s ongoing strong free cash flow generation and solid balance sheet – the Board of Directors of the Company approved its sixth share repurchase program. This program allows for the repurchase of up to 28 million common shares between July 2006 and July 2007, pursuant to a normal course issuer bid, at prevailing market rates.

     As of March 31, 2007, the Company has repurchased 22 million common shares for $1,109 million (average price of $50.40 per share) under the latest share repurchase program. Since the first program began in January 2000, CN has repurchased 158 million shares through normal course issuer bids at an estimated average price of $31.04 for a total cash expense of $4,905 million.

Dividends
 The Company has declared dividends in line with its overall financial performance and cash flow generation. Decisions on dividend payout are made on an annual and quarterly basis by the Board of Directors.

     CN’s current dividend policy pays a quarterly dividend of twenty-one cents ($0.21) per common share. Since the Company’s IPO in 1995, there have been 11 consecutive increases in CN’s cash dividend, a compounded annual increase of over 18 per cent.*

Stock splits
 In order to ensure greater accessibility of CN shares to individual investors, and to increase the liquidity of shares, CN has split its stock on three occasions since its November 1995 IPO.

CN Stock Splits

Record Date	Pay Date	Split Ratio

February 22, 2006	February 28, 2006	2 for 1

February 23, 2004	February 27, 2004	3 for 2

September 23, 1999	September 27,1999	2 for 1

* For Canadian and U.S. tax information regarding CN dividends, please consult www.cn.ca/investors.

64	2007

65	CN Investor Fact Book

Canadian National Railway Company	Quarterly consolidated statement of income 2005 - 2006

unaudited

$ in millions, unless otherwise indicated

	2005					2006

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenues (1)
Petroleum and chemicals	$275	$269	$267	$282	$1,093	$292	$281	$298	$300	$1,171
Metals and minerals	183	199	195	200	777	200	217	226	192	835
Forest products	405	451	448	438	1,742	438	445	450	414	1,747
Coal	77	94	79	74	324	85	99	93	93	370
Grain and fertilizers	276	260	273	309	1,118	298	300	309	351	1,258
Intermodal	287	310	324	331	1,252	315	357	369	353	1,394
Automotive	117	133	109	128	487	125	121	112	121	479
Other revenue	137	178	163	175	653	144	180	175	176	675

Total revenues	1,757	1,894	1,858	1,937	7,446	1,897	2,000	2,032	2,000	7,929

Operating expenses (1)
Labor and fringe benefits	502	440	458	456	1,856	493	436	420	474	1,823
Purchased services and material	251	245	230	267	993	258	248	250	271	1,027
Depreciation and amortization	156	158	156	157	627	164	162	157	167	650
Fuel	167	180	182	201	730	204	226	235	227	892
Equipment rents	47	53	45	47	192	47	39	49	63	198
Casualty and other	108	105	122	89	424	106	84	77	42	309

Total operating expenses	1,231	1,181	1,193	1,217	4,822	1,272	1,195	1,188	1,244	4,899

Operating income	526	713	665	720	2,624	625	805	844	756	3,030
Interest expense	(75)	(78)	(72)	(74)	(299)	(75)	(75)	(82)	(80)	(312)
Other income (loss)	(4)	(5)	11	10	12	(1)	(5)	(10)	27	11

Income before income taxes	447	630	604	656	2,337	549	725	752	703	2,729

Income tax (expense) recovery	(148)	(214)	(193)	(226)	(781)	(187)	4	(255)	(204)	(642)

Net income	$299	$416	$411	$430	$1,556	$362	$729	$497	$499	$2,087

Operating ratio (1)	70.1%	62.4%	64.2%	62.8%	64.8%	67.1%	59.8%	58.5%	62.2%	61.8%

(1)	The Company reclassified certain operating expenses incurred in non-rail transportation services, which were previously netted with their related revenues.

66	2007

Appendix A

Quarterly consolidated balance sheet 2005 - 2006	Canadian National Railway Company

unaudited

$ in millions

	2005				2006

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Assets

Current assets:
Cash and cash equivalents	$202	$155	$119	$62	$173	$207	$56	$179
Accounts receivable	727	662	643	623	551	957	1,035	692
Material and supplies	178	187	175	151	224	235	205	189
Deferred income taxes	250	181	47	65	66	71	80	84
Other	399	279	252	248	184	118	107	192

	1,756	1,464	1,236	1,149	1,198	1,588	1,483	1,336

Properties	19,799	20,057	19,761	20,078	20,175	19,924	20,216	21,053
Intangible and other assets	873	918	930	961	947	970	976	1,615

Total assets	$22,428	$22,439	$21,927	$22,188	$22,320	$22,482	$22,675	$24,004

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges	$1,586	$1,577	$1,429	$1,478	$1,439	$1,511	$1,671	$1,823
Current portion of long-term debt	225	83	370	408	402	127	151	218
Other	77	82	115	72	65	77	69	73

	1,888	1,742	1,914	1,958	1,906	1,715	1,891	2,114

Deferred income taxes	4,802	4,910	4,743	4,817	4,846	4,788	4,884	5,215
Other liabilities and deferred credits	1,474	1,499	1,463	1,487	1,506	1,451	1,474	1,465
Long-term debt	4,956	5,034	4,608	4,677	4,860	5,294	5,164	5,386

Shareholders’ equity:
Common shares	4,715	4,640	4,605	4,580	4,591	4,543	4,476	4,459
Accumulated other comprehensive loss	(91)	(106)	(169)	(222)	(245)	(521)	(520)	(44)
Retained earnings	4,684	4,720	4,763	4,891	4,856	5,212	5,306	5,409

	9,308	9,254	9,199	9,249	9,202	9,234	9,262	9,824

Total liabilities and shareholders’ equity	$22,428	$22,439	$21,927	$22,188	$22,320	$22,482	$22,675	$24,004

67	CN Investor Fact Book

Appendix A

Canadian National Railway Company	Quarterly consolidated statement of cash flows 2005 - 2006

unaudited

In millions

	2005					2006

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

OPERATING ACTIVITIES

Net income	$299	$416	$411	$430	$1,556	$362	$729	$497	$499	$2,087
Adjustments to reconcile net income to net cash
provided from operating activities:
Depreciation and amortization	157	159	157	157	630	164	163	159	167	653
Deferred income taxes	136	162	146	103	547	47	(141)	74	23	3
Other changes in:
Accounts receivable	64	70	(10)	18	142	70	(419)	(71)	403	(17)
Material and supplies	(51)	(8)	9	25	(25)	(72)	(12)	30	18	(36)
Accounts payable and accrued charges	(21)	(60)	(103)	28	(156)	(20)	35	134	48	197
Other net current assets and liabilities	(10)	53	40	(75)	8	33	50	9	(34)	58
Other	9	(7)	(7)	8	3	35	–	22	(52)	5

Cash provided from operating activities	583	785	643	694	2,705	619	405	854	1,072	2,950

INVESTING ACTIVITIES

Properties additions	(153)	(318)	(321)	(388)	(1,180)	(155)	(287)	(384)	(472)	(1,298)
Acquisitions, net of cash acquired	–	–	–	–	–	(58)	–	–	(26)	(84)
Other, net	4	69	17	15	105	4	9	6	14	33

Cash used by investing activities	(149)	(249)	(304)	(373)	(1,075)	(209)	(278)	(378)	(484)	(1,349)

FINANCING ACTIVITIES

Issuance of long-term debt	620	473	648	987	2,728	802	2,323	-	183	3,308
Reduction of long-term debt	(651)	(596)	(599)	(1,019)	(2,865)	(710)	(1,992)	(153)	(234)	(3,089)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	70	10	24	11	115	66	8	4	42	120
Repurchase of common shares	(347)	(401)	(380)	(290)	(1,418)	(370)	(347)	(393)	(373)	(1,483)
Dividends paid	(71)	(69)	(68)	(67)	(275)	(87)	(85)	(85)	(83)	(340)

Cash used by financing activities	(379)	(583)	(375)	(378)	(1,715)	(299)	(93)	(627)	(465)	(1,484)

Net increase (decrease) in cash and cash equivalents	55	(47)	(36)	(57)	(85)	111	34	(151)	123	117
Cash and cash equivalents, beginning of period	147	202	155	119	147	62	173	207	56	62

Cash and cash equivalents, end of period	$202	$155	$119	$62	$62	$173	$207	$56	$179	$179

Supplemental cash flow information
Net cash receipts from customers and other	$1,886	$1,834	$1,825	$1,830	$7,375	$1,921	$1,547	$1,898	$2,367	$7,733
Net cash payments for:
Employee services, suppliers and other expenses	(1,113)	(892)	(946)	(921)	(3,872)	(1,127)	(942)	(873)	(976)	(3,918)
Interest	(91)	(52)	(93)	(70)	(306)	(88)	(53)	(86)	(67)	(294)
Workforce reductions	(31)	(21)	(20)	(15)	(87)	(16)	(11)	(10)	(8)	(45)
Personal injury and other claims	(27)	(21)	(23)	(21)	(92)	(26)	(16)	(18)	(47)	(107)
Pensions	(2)	(52)	(19)	(54)	(127)	(1)	(24)	(21)	(66)	(112)
Income taxes	(39)	(11)	(81)	(55)	(186)	(44)	(96)	(36)	(131)	(307)

Cash provided from operating activities	$583	$785	$643	$694	$2,705	$619	$405	$854	$1,072	$2,950

68	2007

Appendix A

Quarterly statistical data 2005 - 2006	Canadian National Railway Company

unaudited

	2005					2006

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Statistical operating data

Gross ton miles (GTM) (millions)	84,476	86,206	84,384	87,828	342,894	86,231	89,454	88,880	88,407	352,972
Revenue ton miles (RTM) (millions)	44,921	44,757	44,425	45,598	179,701	45,661	46,917	47,066	45,966	185,610
Carloads (thousands)	1,192	1,225	1,216	1,208	4,841	1,191	1,246	1,241	1,146	4,824
Route miles (includes Canada and the U.S.)	19,221	19,221	19,221	19,221	19,221	19,962	19,908	19,919	20,264	20,264
Employees (end of period)	22,390	22,462	22,141	21,540	21,540	21,656	21,790	21,681	21,811	21,811
Employees (average for the period)	22,371	22,519	22,233	21,862	22,246	21,521	21,797	21,670	21,755	21,685

Productivity

Freight revenue per RTM (cents) (1)	3.61	3.83	3.82	3.86	3.78	3.84	3.88	3.95	3.97	3.91
Freight revenue per carload ($) (1)	1,359	1,401	1,394	1,459	1,403	1,472	1,461	1,496	1,592	1,504
Operating expenses per GTM (cents) (1)	1.46	1.37	1.41	1.39	1.41	1.48	1.34	1.34	1.41	1.39
Labor and fringe benefits expense per GTM (cents) (1)	0.59	0.51	0.54	0.52	0.54	0.57	0.49	0.47	0.54	0.52
GTMs per average number of employees (thousands)	3,776	3,828	3,795	4,017	15,414	4,007	4,104	4,102	4,064	16,277
Diesel fuel consumed (U.S. gallons in millions)	104	102	96	101	403	104	100	96	101	401
Average fuel price ($/U.S. gallon) (3)	1.53	1.66	1.79	1.89	1.72	1.88	2.17	2.33	2.16	2.13
GTMs per U.S. gallon of fuel consumed	812	845	879	870	851	829	895	926	875	880

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.5	2.1	2.8	2.3	2.4	2.3	1.9	2.3	2.0	2.1
Accident rate per million train miles (2)	1.3	1.6	2.0	2.8	1.8	1.5	2.5	2.8	2.0	2.2

(1)	The Company reclassified certain operating expenses incurred in non-rail transportation services, which were previously netted with their related revenues.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.
(3)	Includes the impact of the Company’s fuel hedging program.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

69	CN Investor Fact Book

Appendix A

70	2007

Reconciliation of non-gaap measures 2004 - 2006	Canadian National Railway Company

unaudited

$ in millions, except per share data, or unless otherwise indicated

	2006

	Reported	Adjustments(2)	Adjusted

Revenues (1)	$ 7,929	$ –	$ 7,929
Operating expenses (1)	4,899	–	4,899

Operating income	3,030	–	3,030

Interest expense	(312)	–	(312)
Other income	11	–	11

Income before income taxes	2,729	–	2,729
Income tax expense	(642)	(277)	(919)

Net income	$ 2,087	$(277)	$ 1,810

Operating ratio (1)	61.8%		61.8%

Diluted earnings per share	$ 3.91		$ 3.40

(1)	The Company reclassified certain operating expenses incurred in non-rail transportation services, which were previously netted with their related revenues.

(2)	Includes a second-quarter deferred income tax recovery of $250 million that resulted primarily from the enactment of lower federal and provincial corporate tax rates in Canada and a fourth-quarter deferred income tax recovery of $27 million that related mainly to the resolution of matters pertaining to prior years’ income taxes.

There are no adjustments for the years of 2004 and 2005.

71	CN Investor Fact Book

Appendix B

Canadian National Railway Company	Free cash flow 2004 - 2006

unaudited

$ in millions

	2004	2005	2006

Cash provided from operating activities	$ 2,139	$ 2,705	$ 2,950
Cash used by investing activities	(2,411)	(1,075)	(1,349)

Cash provided (used) before financing activities	(272)	1,630	1,601

Adjustments:
Change in accounts receivable securitization (1)	(12)	(54)	82
Dividends paid	(222)	(275)	(340)
Acquisitions (2)	1,531	–	–

Free cash flow	$ 1,025	$ 1,301	$ 1,343

(1)	Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.

(2)	Significant acquisitions, GLT and BC Rail in May and July 2004, respectively, are excluded as they are not indicative of normal day-to-day investments in the Company’s asset base.

72	2007

Appendix B

73	CN Investor Fact Book

CN’s executive council

E. Hunter Harrison
President & Chief Executive Officer

E. Hunter Harrison became President and Chief Executive Officer of CN on January 1, 2003. Before assuming that position, he had served as CN’s Executive Vice-President and Chief Operating Officer during the previous five years. He was appointed to the Company’s Board of Directors on December 7, 1999.

     Prior to joining CN, Mr. Harrison had been President and Chief Executive Officer of the Illinois Central Corporation (IC) and the Illinois Central Railroad Company (ICRR), as well as a director of both IC and ICRR, from 1993 to 1998.

     Mr. Harrison’s railroad career began in 1963 when he joined the Frisco (St. Louis-San Francisco) Railroad as a carman-oiler in Memphis while still attending school. He advanced through positions of increasing responsibility in the operations function, first with the Frisco, then with Burlington Northern (BN) after BN acquired the Frisco in 1980. Before moving to IC and ICRR in 1989, he served as BN’s Vice-President – Transportation and Vice-President – Service Design.

     With IC and ICRR, Mr. Harrison first held the position of Vice-President and Chief Operating Officer, becoming Senior Vice-President – Transportation in 1991, Senior Vice-President – Operations in 1992, and President and Chief Executive Officer the following year. During his career with Illinois Central, he initiated the concept of scheduled service for freight shipments, maintaining a sharp focus on operational efficiency and asset utilization. By 1996, he had succeeded in driving the railroad’s operating ratio down by some 30 points to the low 60s – the best in the entire North American rail industry.

     As CN’s Executive Vice-President and Chief Operating Officer, he applied the same philosophy and methods, implementing an aggressive operating plan and refining the railroad’s scheduled service to produce industry-leading operating ratio and on-time performance results.

     As President and Chief Executive Officer, Mr. Harrison manages the Company based on five guiding principles which are the pillars of CN’s business philosophy: Service, Cost Control, Asset Utilization, Safety and People. In 2005, Mr. Harrison authored the book, How We Work and Why, which chronicles how CN railroaders think and operate and speaks to the real life stories of the people who have made it all possible, implementing the vision of what it takes to run a great railroad by using the five principles.

     Mr. Harrison is a member of the North American Competitiveness Council, whose mandate is to provide governments with recommendations on broad issues such as border facilitation and regulation, as well as the competitiveness of key sectors including automotive, transportation, manufacturing and services.

     He is also a member of Canadian Council of Chief Executives and was named North America’s Railroader of the Year by Railway Age magazine in 2002. In 2006, Mr. Harrison received the B’nai Brith Canada Award of Merit, the Jewish community’s most prestigious honor in Canada.

     The University of Alberta awarded an honorary Doctor of Laws degree to Mr. Harrison in 2007.

74	2007

Keith E. Creel
 Executive Vice-President, Operations

Keith E. Creel was appointed Executive Vice-President, Operations effective May 2007. In this role, Mr. Creel is responsible for the Company’s rail operations in Canada and the United States. Before that, he had been Senior Vice-President – Eastern Region since January 2004, Senior Vice-President of the Western Canada Region since July 1, 2003, and Vice-President of the Prairie Division since 2002.

     Mr. Creel began his railroad career at Burlington Northern Railway in 1992 as an intermodal ramp manager in Birmingham, Alabama. He entered the Operations department in 1993 as a corporate management trainee in Lincoln, Nebraska and held positions as trainmaster in Tulsa, Oklahoma and Wichita Falls, Texas.

     Mr. Creel joined the Illinois Central Railroad in 1996 as a trainmaster in Memphis, Tennessee and was transferred to Jackson, Mississippi as Director of Corridor Operations in 1997.

     In preparation for the CN/IC merger, Mr. Creel was transferred to Battle Creek, Michigan as District Superintendent in early 1999, and was appointed General Manager – Michigan Zone, Midwest Division, in June 2000.

     Mr. Creel obtained a Bachelor of Science degree in marketing/ management from Jacksonville State University. He has a military background and served as a commissioned officer in the U.S. Army, during which time he served in the Persian Gulf War in Saudi Arabia.

James M. Foote
Executive Vice-President, Sales & Marketing

Appointed Executive Vice-President, Sales and Marketing in October 2000, James Foote provides the strategic direction and leadership for the Company’s Sales, Marketing and Service groups. Under Mr. Foote’s leadership, the Company is focused on consistently delivering sustainable, profitable growth and has led the industry in value pricing.

     Mr. Foote joined CN in August 1995 as Vice-President, Investor Relations, to assist the Company’s privatization. He also served as CN’s Vice-President of Merchandise and Senior Vice-President, Sales and Marketing. Prior to joining CN he was Vice-President, Corporate Development, Investor Relations and Tax with the Chicago and North Western Railroads, where he held successively senior management positions in finance, law, labor relations, corporate communications, and operations.

     Mr. Foote is a graduate of the University of Wisconsin – Superior, and the John Marshall Law School in Chicago.

Claude Mongeau
Executive Vice-President & Chief Financial Officer

Claude Mongeau became Executive Vice-President and Chief Financial Officer in October 2000. He leads CN’s strategic planning process and he is responsible for the overall financial management of CN.

     He joined CN in May 1994 and has held the positions of Vice-President, Strategic and Financial Planning, and Assistant Vice-President Corporate Development. He was appointed Senior Vice-President and Chief Financial Officer in October 1999.

     Prior to joining CN, Mr. Mongeau was a partner with Groupe Secor, a Montreal-based management-consulting firm providing strategic advice to large Canadian corporations such as Bombardier and Bell Canada. He also worked in the business development unit of Imasco Inc., a diversified holding company with subsidiaries operating in the manufacturing, retail, and financial services sectors. His career started in Europe with Bain & Company, a leading American consulting firm.

     In 1997, Claude Mongeau was named one of Canada’s top 40 executives under 40 years of age by the Financial Post Magazine. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

75	CN Investor Fact Book

Glossary

Average cars per freight train
 Calculated by dividing loaded and empty car miles by train miles.

Average length of haul
 The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Canadian Transportation Agency (CTA)
 The CTA is an independent, quasi-judicial tribunal that makes decisions on a wide range of economic matters involving federally-regulated modes of transportation (air, rail and marine), and has the powers, rights and privileges of a superior court to exercise its authority. Along with its roles as an economic regulator and an aeronautical authority, the agency works to facilitate accessible transportation, and serves as a dispute resolution authority over certain transportation rate and service complaints. The agency deals with rate and service complaints arising in the rail industry, as well as disputes between railway companies and other parties over railway infrastructure matters. It also processes applications for certificates of fitness for the proposed construction and operation of railways, and approvals for railway line construction. The agency determines regulated railway interswitching rates and the railway revenue caps for the movement of western grain. The agency also develops costing standards and regulations; and audits railway companies’ accounting and statistics-generating systems, as required.

Carload
 A one-car shipment of freight from one consignor to one consignee.

Car velocity
 Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class I railroad
 As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2005 was $319.3 million.

Container
 A large, weatherproof box designed for shipping and/or transferring freight between rail, truck or marine modes. Specialized containers are equipped with heating and cooling capabilities for perishable products.

FRA train accidents per million train-miles
 The number of accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA (U.S. Federal Railroad Administration) U.S. dollar reporting threshold which is adjusted annually.

Freight revenue per RTM
 The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

Gross ton miles
 The number of tons behind the locomotives (cars and contents) including Company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service
 In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul
 The movement of trains between terminals and stations on the main or branch lines of the railroad, exclusive of switching movements.

Main track
 A track extending through and between stations upon which trains are operated.

Miles of road operated
 The total length of all rail lines over which CN operates, excluding track on which the Company has haulage rights.

On-time performance
 The ability to meet customer requirements as to pick-up and delivery schedule.

Operating ratio
 The ratio of operating expenses to operating revenues.

Precision railroad
 The precision railroad is an evolution of CN’s scheduled railroad. Its emphasis is on planning and predictability, to ensure car performance according to a scheduled service plan with a focus on individual carloads. The precision railroad integrates all processes and involves all departments.

76	2007

Reload center
 A transfer facility enabling the railway to expand market share through truck-to-rail service.

Revenue ton mile (RTM)
 The movement of a ton of freight over one mile for revenue.

Right-of-way
 A strip of land of various widths upon which a rail track is built.

Rolling stock
 Transportation equipment on wheels, especially locomotives and freight cars.

Route miles
 The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Scheduled railroad
 Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible and that manages expectations to meet agreed-upon customer commitments.

Siding
 A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Track operated
 First main track only. Excludes second and other main track, passing tracks and crossovers, industrial tracks, spurs and yard tracks.

Train-miles
 A measure reflecting the distance traveled by the lead locomotive on each train operating over the Company’s track.

Transport Canada (TC)
 Transport Canada is the Canadian federal government department responsible for most of the transportation policies, programs and goals set by the Government of Canada to ensure that the national transportation system is safe, efficient and accessible to all its users. Its mission is to serve the public interest through the promotion of a safe and secure, efficient and environmentally responsible transportation system in Canada.

Transportation Safety Board of Canada (TSB)
 The Transportation Safety Board of Canada (TSB) is an independent agency created to advance transportation safety through the investigation of occurrences in the marine, pipeline, rail and air modes of transportation.

Trip plan
 A trip plan is a detailed chain of train handling events describing how a car (or cars) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train
 A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

U.S. Federal Railroad Administration (FRA)
 The FRA is a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support for rail transportation activities.

U.S. Surface Transportation Board (STB)
 The STB is a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

Waybill
 The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard
 A system of tracks within defined limits, designed for switching services.

Yard dwell
 Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

77	CN Investor Fact Book

Shareholder & investor contact information

Transfer agent and registrar
 Computershare Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC Telephone: 1-800-564-6253 www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York Att: Stock Transfer Department, 350 Indiana Street, Suite 800, Golden, CO 80401 Telephone: 303-262-0600 or 1-800-962-4284

Shareholder services
 Shareholders with questions concerning their shares should contact:

Computershare Trust Company of Canada
 Shareholder Services, 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253 www.computershare.com

Investor relations
Robert Noorigian
 Vice-President, Investor Relations
Telephone: 514-399-0052

Janet Drysdale
Manager, Investor Relations
Telephone: 514-399-4654

Toll-free: 1-800-319-9929

Fax: 514-399-5985
 Email: investor.relations@cn.ca

Mailing address:
 CN Investor Relations
 935 de La Gauchetiere St. W.
Floor 16
Montreal, Quebec, H3B 2M9